Exhibit 1.3
BLACKBERRY LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS AND FISCAL YEAR ENDED FEBRUARY 28, 2015
March 27, 2015
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read together with the audited consolidated financial statements and the accompanying notes (the “Consolidated Financial Statements”) of BlackBerry Limited, formerly Research In Motion Limited (the “Company” or “BlackBerry”), for the fiscal year ended February 28, 2015. The Consolidated Financial Statements are presented in U.S. dollars and have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). All financial information in this MD&A is presented in U.S. dollars, unless otherwise indicated.
The Company has prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the United States. This MD&A provides information for the fiscal year ended February 28, 2015 and up to and including March 27, 2015.
Additional information about the Company, including the Company’s Annual Information Form for the fiscal year ended February 28, 2015 (the “AIF”), which is included in the Company’s Annual Report on Form 40-F for the fiscal year ended February 28, 2015 (the “Annual Report”), can be found on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.
Cautionary Note Regarding Forward-Looking Statements
This MD&A contains forward-looking statements within the meaning of certain securities laws, including under the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including statements relating to:

•	the Company's ability to reach sustainable non-GAAP profitability sometime in fiscal 2016, and expectations regarding its cash flow and revenue trend;

•	the Company’s plans, strategies and objectives, including the anticipated benefits of its strategic initiatives described below;

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the Company's expectations regarding anticipated demand for, and the timing of, new product and service offerings, and the Company’s plans and expectations relating to its existing and new product and service offerings, including BlackBerry Enterprise Service (“BES”) 10, BES12, BlackBerry 10 smartphones, services related to BlackBerry Messenger (“BBM”), and the cloud-based BlackBerry Internet of Things platform (the “BlackBerry IoT Platform”), including software products offered by the Company's wholly-owned subsidiary, QNX Software Systems Limited (“QNX”);

•	the Company's expectations regarding expanding its distribution capability and realizing the related benefits sometime in fiscal 2016;

•	the Company's expectations regarding the generation of revenue from its software, services and other technologies;

•	the Company's anticipated levels of decline in service revenue in the first quarter of fiscal 2016;

•	the Company's expectations for the average selling prices of its devices;

•	the Company's expectations for gross margin for the next few quarters;

•	the Company's expectations for operating expenses for the coming quarters;

•	the Company’s expectations regarding its non-GAAP earnings per share in fiscal 2016;

•	the Company’s expectations with respect to the sufficiency of its financial resources and maintaining its strong cash position;

•	the Company’s estimates of purchase obligations and other contractual commitments; and

•	the Company's assumptions and expectations described in the Company's critical accounting estimates and significant accounting policies.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “could”, “intend”, “believe”, “target”, “plan” and similar expressions are intended to identify forward-looking statements in this MD&A, including in the sections entitled “Business Overview”, “Fiscal 2015 Summary Results of Operations - Financial Highlights”, “Results of Operations - Fiscal year ended February 28, 2015 compared to fiscal year ended March 1, 2014 - Revenue - Revenue by Category - Hardware Revenue”, “Results of Operations - Fiscal year ended February 28, 2015 compared to fiscal year ended March 1, 2014 - Revenue - Revenue by Category - Service Revenue”, “Results of Operations - Fiscal year ended February 28, 2015 compared to fiscal year ended March 1, 2014 - Revenue - Revenue by Category - Software Revenue”, “Results of Operations - Fiscal year ended February 28, 2015 compared to fiscal year ended March 1, 2014 - Gross Margin”, “Results of Operations - Fiscal year ended February 28, 2015 compared to fiscal year ended March 1, 2014 - Operating Expenses”, “Results of Operations - Fiscal year ended February 28, 2015 compared to fiscal year ended March 1, 2014 - Net Loss”, and “Financial Condition - Debenture Financing and Other Funding Sources”. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances, including but not limited to, the Company’s expectations regarding its business, strategy, opportunities and prospects, including its ability to implement meaningful changes to address its business challenges, the launch of new products and services, general economic conditions, product pricing levels and competitive intensity, supply constraints, and the Company’s expectations regarding the cash flow generation of its business and the sufficiency of its financial resources. Many factors could cause the Company’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, most of which are discussed in greater detail in the “Risk Factors” section of the AIF, which is included in the Annual Report. These factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements:

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the Company's ability to attract new enterprise customers and maintain its existing relationships with its enterprise customers or transition them to the BES12 platform and deploy BlackBerry 10 smartphones;

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the Company’s ability to develop, market and distribute an integrated software and services offering, or otherwise monetize its technologies, to grow revenue, achieve sustained profitability or mitigate the impact of the decline in the Company’s service access fees;

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the Company's ability to enhance its current products and services, or develop new products and services in a timely manner or at competitive prices, or to meet customer requirements, including risks related to new product introductions;

•	risks related to the Company’s products and services being dependent upon the interoperability with rapidly changing systems provided by third parties;

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intense competition, rapid change and significant strategic alliances within the Company’s industry, including recent and potential future strategic transactions by its competitors or carrier partners, which could continue to weaken the Company’s competitive position or could continue to require the Company to reduce its prices to compete effectively;

•	the Company’s ability to sell, deliver and support BlackBerry products and services is dependent on establishing and maintaining relationships with network carriers and distributors;

•	the occurrence or perception of a breach of the Company’s security measures, or an inappropriate disclosure of confidential or personal information;

•	network or other business interruptions;

•	dependence on the Company’s ability to attract new personnel and retain key personnel;

•	risks related to sales to customers in highly regulated industries and governmental entities, which can be highly competitive and require compliance with stringent regulation;

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the Company’s increasing reliance on third-party manufacturers for certain products and its ability to manage its production and repair process, and risks related to the Company changing manufacturers or reducing the number of manufacturers or suppliers it uses;

•	the Company’s reliance on its suppliers for functional components and the risk that suppliers will not supply components on a timely basis, in sufficient quantities or of the desired quality;

•	the Company’s ability to obtain rights to use software or components supplied by third parties;

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the Company’s ability to maintain or increase its liquidity and service its debt is dependent on generating cash flow by offering competitive products and services and sustaining recent cost reductions;

•	the Company’s ability to address inventory and asset risk and the potential for additional charges related to its inventory and long-lived assets;

•	risks related to the Company’s significant indebtedness;

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

•	risks related to acquisitions, divestitures, investments and other business initiatives that may negatively affect the Company’s results of operations;

•	risks related to foreign operations, including fluctuations in foreign currencies, and collecting accounts receivables in jurisdictions with foreign currency controls;

•	third-party claims for infringement of intellectual property rights by the Company and the outcome of any litigation with respect thereto;

•	general commercial litigation, class action and other litigation claims, including purported class action claims relating to the Company or its operations;

•	risks associated with litigation claims against the Company arising from its disclosure practices;

•	the Company’s ability to successfully obtain patent or other proprietary or statutory protection for its technologies and products;

•	the Company’s ability to supplement and manage its BlackBerry World applications catalogue;

•	reliance on strategic alliances and relationships with third-party network infrastructure developers;

•	the continued quality and reliability of the Company’s products and services and the potential effect of defects in products and services;

•	risks as a result of actions of activist shareholders;

•	potential liabilities or costs related to the collection, storage, transmission, use and disclosure of user and personal information;

•	risks related to the failure of the Company’s suppliers, subcontractors, third-party distributors and representatives to use acceptable ethical business practices or comply with applicable laws;

•	restrictions on import and use of the Company’s products and services in certain countries due to encryption of the products and services;

•	regulation, certification and health risks, and risks relating to the misuse of the Company’s products;

•	costs and other burdens associated with recently adopted regulations regarding conflict minerals;

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risks related to the Company possibly losing its foreign private issuer status under U.S. federal securities laws, resulting in additional expenses associated with compliance with the U.S. securities laws applicable to U.S. domestic issuers and inability to utilize certain benefits available to foreign private issuers;

•	the potential impact of copyright levies in numerous countries;

•	tax liabilities, resulting from changes in tax laws or otherwise, associated with the Company’s worldwide operations;

•	reduced spending by customers due to the uncertainty of economic and geopolitical conditions; and

•	market and credit risk associated with the Company’s cash, cash equivalents and short-term or long-term investments.
Any statements that are forward-looking statements are intended to enable the Company’s shareholders to view the anticipated performance and prospects of the Company from management’s perspective at the time such statements are made, and they are subject to the risks that are inherent in all forward-looking statements, as described above, as well as difficulties in forecasting the Company’s financial results and performance for future periods, particularly over longer periods, given the ongoing transition in the Company's business strategy and the rapid technological changes, evolving industry standards, intense competition and short product life cycles that characterize the wireless communications industry. These difficulties in forecasting the Company's financial results and performance are magnified at the present time given the uncertainties related to the Company's strategic initiatives described in this MD&A. See “Business Overview - Strategy, Products and Services” and the AIF, which is included in the Annual Report.
The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.
Business Overview
A global leader in mobile communications, the Company revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, the Company aims to inspire the success of its millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, the Company operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company’s common shares are listed on the NASDAQ Global Select Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB), and its unsecured convertible debentures due 2020 (the “Debentures”) are listed on the Toronto Stock Exchange (TSX: BB.DB.U).
With the BlackBerry platform, the Company believes it offers a market-leading mobile communications experience with push-based connectivity, industry-leading security and enterprise manageability, excellent radio performance and differentiated social applications, such as BBM, that provide immediacy, productivity and collaboration. The Company has sought to renew

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

its focus on its core strengths of enterprise and security through the expansion of its product and service offerings in the enterprise space, including the introduction of the BES12 platform.
The Company’s latest devices are its BlackBerry 10 smartphone models, including the Classic, Passport, Z3, Z30, Z10, Q10 and Q5, each with Long Term Evolution capability, as well as the BlackBerry Leap that was announced on March 3, 2015 and is expected to be available beginning in April 2015. As at the end of fiscal 2015, the Company had a user base of approximately 37 million.
The Company has experienced a significant decline in revenue and market share due to intense competition and other factors, as discussed below under “Results of Operations - Fiscal year ended February 28, 2015 compared to fiscal year ended March 1, 2014 – Revenue” and “Results of Operations – Three months ended February 28, 2015 compared to three months ended March 1, 2014 – Revenue”.
Strategy, Products and Services
The Company is completing its transition to an operating unit organizational structure consisting of the Devices business, Enterprise Services, Business Technology Solutions (“BTS”) business and Messaging. Across all four businesses, BlackBerry products and services are renowned for productivity and security, and the Company delivers the most secure end-to-end mobile enterprise solutions in the market.  With these core strengths, the Company’s broad product portfolio is focused on serving enterprise customers, particularly in regulated industries and select vertical markets, including financial services, government and healthcare. The Company’s goal is to maintain its market leadership in the enterprise mobility segment by continuing to extend the functionality of its BES infrastructure beyond enterprise mobility management (“EMM”), to include application management, application enablement and application development and, on top of this extensive foundation, deliver additional horizontal and vertical applications. To achieve this vision, BlackBerry has aligned its businesses and operations around the four core areas to drive greater efficiency and speed in bringing new offerings to market, while optimizing assets and capabilities across all businesses in support of the Company’s overall strategy and financial objectives. Please also see the “Narrative Description of the Business - Strategy” and “Narrative Description of the Business - Products and Services” sections in the AIF, which is included in the Annual Report.
The Company continues to implement its new strategy, taking the following key steps in fiscal 2015:

•	achieved its target of break-even cash flow results in the third quarter of fiscal 2015, one quarter sooner than anticipated;

•	launched BES12, a cross-platform EMM solution;

•	launched four new BlackBerry 10 smartphones, including the Classic, Passport, Z3 and the Porsche Design P’9983;

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unveiled the BlackBerry IoT Platform, initially targeting the automotive and asset tracking industries, by combining technology from QNX, with BlackBerry's secure network infrastructure and device lifecycle management software;

•	announced that the Company is working with Google to enable BES12 to manage devices equipped with Android™ for Work;

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announced a strategic partnership with Samsung Electronics Co., Ltd. to provide a tightly integrated, end-to-end secure solution that brings together BES12 with Samsung Galaxy smartphones and tablets that are embedded with Samsung KNOX;

•	announced a partnership with Amazon to make approximately 240,000 Android applications available to BlackBerry users through the Amazon Appstore;

•	announced new value-added enterprise solutions, including BlackBerry Blend, WorkLife by BlackBerry, Enterprise Identity by BlackBerry and VPN Authentication by BlackBerry;

•	launched BBM Protected and BBM Meetings;

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acquired Secusmart GmbH (“Secusmart”), a leader in high-security voice and data encryption and anti-eavesdropping solutions for government organizations, enterprises and telecommunications service providers in Germany and internationally;

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acquired Movirtu Limited (“Movirtu”), a provider of virtual identity solutions for mobile operators that allow multiple numbers to be active on a single device, complementing BlackBerry's Secure Work Space, BlackBerry Balance and other partitioning technologies;

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launched a substantial software update to the BlackBerry 10 smartphone platform, bringing BlackBerry 10.3.1 to in-market BlackBerry 10 devices including the BlackBerry Classic, Passport, Z30, Z3, Z10, Q10, and Q5, as well as the Porsche Design P’9983 and P’9982 smartphones;

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

•	appointed Mike Daniels, a leading expert in cyber security, with extensive experience in the U.S. government and the private sector, to the board of directors of the Company (the “Board”);

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appointed Dr. Sandeep Chennakeshu as President of the BTS unit, Marty Beard as Chief Operating Officer, Nita White-Ivy as Executive Vice President, Human Resources, and Billy Ho as Executive Vice President, Enterprise Products and Value Added Solutions;

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announced that BES10 and BES12 would be available as a hosted service through third-party partners worldwide, which offers a diverse portfolio of EMM services, including dedicated BES10 and BES12 hosting, high availability solutions, and fully managed services;

•	received Security Technical Implementation Guide approval from the U.S. Defense Information Systems Agency for Secure Work Space for iOS® and Android;

•	completed the divestiture of the majority of the Company's real estate holdings in Canada (the “Real Estate Sale”);

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announced a three-year agreement with EnStream LP, a mobile payments joint venture owned by Canadian wireless carriers Bell, Rogers and TELUS, to provide a secure platform that supports transaction services between leading banks and consumers;

•	announced an agreement with Salesforce.com Inc. to connect its customer relationship management platform to BlackBerry's EMM solutions;

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announced an investment in healthcare information technology leader NantHealth LLC and collaboration on the development of HIPAA and other government privacy certified, integrated clinical systems that facilitate the delivery of medical care, including the launch of the next generation of NantHealth HBOX, a portable medical device that captures and transmits secure medical data among patient, doctor and hospital featuring QNX technology; and

•	provided for mobile device management companies to directly manage devices with the BlackBerry 10 operating system, including AirWatch, Citrix and IBM.
The Company continues to enhance its BlackBerry 10 offerings with new value-added services, including advanced security tools and additional enterprise services, new services for the Company’s strong BBM base, the creation of cross-platform offerings and services that leverage BlackBerry’s social media community.
Non-GAAP Financial Measures
The Consolidated Financial Statements have been prepared in accordance with U.S. GAAP, and information contained in this MD&A is presented on that basis. On March 27, 2015, the Company announced financial results for the three months and fiscal year ended February 28, 2015, which included certain non-GAAP financial measures, including adjusted gross margin, adjusted gross margin percentage, adjusted income (loss) from continuing operations before taxes, adjusted income (loss) from continuing operations and adjusted diluted income (loss) per share from continuing operations.
For the three months ended February 28, 2015, these measures (collectively, the “Q4 Fiscal 2015 Non-GAAP Adjustments”) consisted of:

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investment income recorded for the Rockstar Sale (as defined below under “Fiscal 2015 Summary Results of Operations - Financial Highlights - Rockstar Patent Portfolio Sale”) of approximately $115 million (pre-tax and after-tax) (the “Rockstar Sale Adjustment”),

•	$58 million pre-tax ($57 million after tax) of CORE program charges, and

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the Q4 Fiscal 2015 Debentures Fair Value Adjustment (as defined below under “Fiscal 2015 Summary Results of Operations - Financial Highlights - Debentures Fair Value Adjustment”) charge of approximately $50 million (pre-tax and after tax).

The Company also reported the non-GAAP financial measure of free cash flow for the three months ended February 28, 2015 of $189 million. Free cash flow consists of operating cash flows of $216 million, less the effect of foreign exchange of $11 million and capital expenditures of $16 million.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the fiscal year ended February 28, 2015, these measures (collectively, the “Fiscal 2015 Non-GAAP Adjustments”) consisted of:

•	pre-tax restructuring charges of $322 million ($294 million after tax) related to the CORE program,

•	the Rockstar Sale Adjustment of approximately $115 million (pre-tax and after-tax), and

•
the Fiscal 2015 Debentures Fair Value Adjustment (as defined below under “Fiscal 2015 Summary Results of Operations - Financial Highlights - Debentures Fair Value Adjustment”) of $80 million (pre-tax and after tax).

The Company believes that presenting non-GAAP financial measures that exclude the impact of those items enables it and its shareholders to better assess the Company’s operating performance relative to its consolidated financial results in prior and future periods and improves the comparability of the information presented. Readers are cautioned that adjusted gross margin, adjusted gross margin percentage, adjusted income (loss) from continuing operations before taxes, adjusted income (loss) from continuing operations, adjusted diluted income (loss) per share from continuing operations and similar measures do not have any standardized meaning prescribed by U.S. GAAP and are therefore unlikely to be comparable to similarly titled measures reported by other companies. These non-GAAP financial measures should be considered in the context of the U.S. GAAP results, which are described in this MD&A. A reconciliation of these non-GAAP financial measures for the three months and fiscal year ended February 28, 2015 to the most directly comparable U.S. GAAP measures was included in the Company’s press release, dated March 27, 2015, and is reflected in the table below.

Q4 Fiscal 2015 Non-GAAP Adjustments		For the Three Months Ended February 28, 2015
	Income statement location	Gross margin (before taxes)	Gross margin % (before taxes)	Loss before income taxes	Net income	Earnings per share
As reported		$318	48.2%	$(1)	$28	$0.05
Rockstar Sale Adjustment (1)	Investment income	—	—	(115)	(115)
Debentures Fair Value Adjustment (2)	Debentures fair value adjustment	—	—	50	50
CORE Program Charges (3)	Cost of sales	1	0.1%	1	1
CORE Program Charges (3)	Research and development	—	—	6	6
CORE Program Charges (3)	Selling, marketing and administration	—	—	51	50
Adjusted		$319	48.3%	$(8)	$20	$0.04
(1) See “Fiscal 2015 Summary Results of Operations - Financial Highlights - Rockstar Patent Portfolio Sale”.
(2) See “Fiscal 2015 Summary Results of Operations - Financial Highlights - Debentures Fair Value Adjustment”.
(3) See “Fiscal 2015 Summary Results of Operations - Financial Highlights - CORE and Operational Restructuring”.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Fiscal 2015 Non-GAAP Adjustments		For the Fiscal Year Ended February 28, 2015
	Income statement location	Gross margin (before taxes)	Gross margin % (before taxes)	Loss from continuing operations before income taxes	Loss from continuing operations	Loss per share from continuing operations
As reported		$1,604	48.1%	$(385)	$(304)	$(0.58)
Rockstar Sale Adjustment (1)	Investment income	—	—	(115)	(115)
Debentures Fair Value Adjustment (2)	Debentures fair value adjustment	—	—	80	80
CORE Program Charges (3)	Cost of sales	23	0.7%	23	21
CORE Program Charges (3)	Research and development	—	—	70	63
CORE Program Charges (3)	Selling, marketing and administration	—	—	229	210
Adjusted		$1,627	48.8%	$(98)	$(45)	$(0.09)
(1) See “Fiscal 2015 Summary Results of Operations - Financial Highlights - Rockstar Patent Portfolio Sale”.
(2) See “Fiscal 2015 Summary Results of Operations - Financial Highlights - Debentures Fair Value Adjustment”.
(3) See “Fiscal 2015 Summary Results of Operations - Financial Highlights - CORE and Operational Restructuring”.

Similarly, on March 28, 2014, the Company announced financial results for the three months and fiscal year ended March 1, 2014, which included certain non-GAAP financial measures, such as adjusted gross margin, adjusted loss from continuing operations before taxes, adjusted loss from continuing operations and adjusted diluted loss per share from continuing operations.

For the three months ended March 1, 2014, these measures (collectively, the “Q4 Fiscal 2014 Non-GAAP Adjustments”) consisted of:

•	the debentures fair value adjustment of $382 million (pre-tax and after tax),

•	CORE program charges of approximately $148 million pre-tax ($105 million after tax), and

•	the Q4 fiscal 2014 inventory recovery of $149 million ($106 million after tax) (the “Q4 Fiscal 2014 Inventory Recovery”).
For the fiscal year ended March 1, 2014, these measures (collectively, the “Fiscal 2014 Non-GAAP Adjustments”) consisted of:

•	the long-lived asset impairment charge of approximately $2.7 billion pre-tax ($2.5 billion after tax),

•	the Q3 fiscal 2014 inventory charge of approximately $1.6 billion pre-tax ($1.3 billion after tax) (the “Q3 Fiscal 2014 Inventory Charge”),

•	the Z10 inventory charge of $934 million pre-tax ($666 million after tax) (the “Z10 Inventory Charge”),

•	CORE program charges of approximately $512 million pre-tax ($398 million after tax),

•	the debentures fair value adjustment of $382 million (pre-tax and after tax), and

•	the Q4 fiscal 2014 inventory recovery of $149 million ($106 million after tax) (the “Q4 Fiscal 2014 Inventory Recovery”).

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

A reconciliation of these non-GAAP financial measures for the three months and fiscal year ended March 1, 2014 to the most directly comparable U.S. GAAP measures was included in the Company’s press release, dated March 28, 2014, and is reflected in the table below:

		For the Three Months Ended March 1, 2014			For the Fiscal Year Ended March 1, 2014
	Income Statement Location	Gross Margin	Loss from continuing operations before income taxes	Loss from continuing operations	Gross Margin	Loss from continuing operations before income taxes	Loss from continuing operations	Diluted loss per share from continuing operations
As reported		$553	$(557)	$(423)	$(43)	$(7,184)	$(5,873)	$(11.18)
Long-lived Asset Impairment Charge	Impairment of long-lived assets	—	—	—	—	2,748	2,475	4.71
Q3 Fiscal 2014 Inventory Charge	Cost of sales	—	—	—	1,592	1,592	1,347	2.56
Z10 Inventory Charge	Cost of sales	—	—	—	934	934	666	1.27
CORE Program Charges	Cost of sales	17	17	12	103	103	83	0.16
CORE Program Charges	Research and development	—	21	15	—	76	58	0.11
CORE Program Charges	Selling, marketing and administration	—	110	78	—	333	257	0.49
Debentures Fair Value Adjustment	Debentures fair value adjustment	—	382	382	—	382	382	0.73
Q4 Fiscal 2014 Inventory Recovery	Cost of sales	(149)	(149)	(106)	(149)	(149)	(106)	(0.20)
Adjusted		$421	$(176)	$(42)	$2,437	$(1,165)	$(711)	$(1.35)
Accounting Policies and Critical Accounting Estimates
Accounting Policies
Please see Note 1 to the Consolidated Financial Statements for a description of the Company's significant accounting policies, which is included in the Annual Report.
Critical Accounting Estimates
The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.
The Company’s critical accounting estimates have been reviewed and discussed with the Company’s Audit & Risk Management Committee and are set out below. Except as noted, there have not been any changes to the Company’s critical accounting estimates during the past three fiscal years.
Valuation of Long-Lived Assets
The long-lived assets (“LLA”) impairment test prescribed by U.S. GAAP requires the Company to identify its asset groups and test impairment of each asset group separately. To conduct the LLA impairment test, the asset group is tested for recoverability using undiscounted cash flows over the remaining useful life of the primary asset. If forecasted net cash flows are less than the carrying amount of the asset group, an impairment charge is measured by comparing the fair value of the asset group to its carrying value. Determining the Company's asset groups and related primary assets requires significant judgment by management. Different judgments could yield different results.
The Company's determination of its asset groups, its primary asset and its remaining useful life, and estimated cash flows are significant factors in assessing the recoverability of the Company's assets for the purposes of LLA impairment testing. The Company's share price can be affected by, among other things, changes in industry or market conditions, including the effect of competition, changes in the Company's results of operations, changes in the Company's forecasts or market expectations relating to future results, and the Company's strategic initiatives and the market's assessment of any such factors. See “Risk Factors - The market price of the Company's common shares is volatile” in the AIF. The current macroeconomic environment and competitive dynamics continue to be challenging to the Company's business and the Company cannot be certain of the duration of these conditions and their potential impact on the Company's future financial results and cash flows. A continued decline in the Company's performance, the Company's market capitalization and future changes to the Company's assumptions and estimates used in the LLA impairment test, particularly the expected future cash flows, remaining useful life of the primary

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

asset and terminal value of the asset group, may result in further impairment charges in future periods of some or all of the assets on the Company's balance sheet. Although it does not affect the Company's cash flow, an impairment charge to earnings has the effect of decreasing the Company's earnings or increasing the Company's losses, as the case may be. The Company's share price could also be adversely affected by the Company's recorded LLA impairment charges.
The Company used various valuation techniques to determine the fair values of its assets to measure and allocate impairment. Techniques related to real estate, capital equipment and intangible assets included the direct capitalization method, market comparable transactions, the replacement cost method, discounted cash flow analysis, as well as the relief from royalty and excess earnings valuation methods. Determining valuations using these valuation techniques requires significant judgment and assumptions by management. Different judgments could yield different results.
Inventory and Inventory Purchase Commitments
The Company’s policy for the valuation of inventory, including the determination of obsolete or excess inventory, requires management to estimate the future demand for the Company’s products. Inventory purchases and purchase commitments are based upon such forecasts of future demand and scheduled rollout and life cycles of new products. The business environment in which the Company operates is subject to rapid changes in technology and customer demand. The Company performs an assessment of inventory during each reporting period, which includes a review of, among other factors, demand requirements, component part purchase commitments of the Company and certain key suppliers, product life cycle and development plans, component cost trends, product pricing and quality issues. If customer demand subsequently differs from the Company’s forecasts, requirements for inventory write-offs that differ from the Company’s estimates could become necessary. If management believes that demand no longer allows the Company to sell inventories above cost or at all, such inventory is written down to net realizable value or excess inventory is written off. Significant judgment was required in calculating the inventory charges, which involved forecasting future demand and the associated pricing at which the Company can realize the carrying value of its inventory.
Valuation Allowance Against Deferred Tax Assets
The Company regularly assesses the need for a valuation allowance against its deferred tax assets. A valuation allowance is required for deferred tax assets if it is more likely than not that all or some portion of the asset will not be realized. All available evidence, both positive and negative, that may affect the realization of deferred tax assets must be identified and considered in determining the appropriate amount of the valuation allowance. Additionally, for interim periods, the estimated annual effective tax rate should include the valuation allowance for current year changes in temporary differences and losses or income arising during the year. For interim periods, the Company needs to consider the valuation allowance that it expects to recognize at the end of the fiscal year as part of the estimated annual effective tax rate. During interim quarters, the Company uses estimates including pre-tax results and ending position of temporary differences as at the end of the fiscal year to estimate the valuation allowance that it expects to recognize at the end of the fiscal year. This accounting treatment has no effect on the Company’s actual ability to utilize deferred tax assets to reduce future cash tax payments. Different judgments could yield different results. See “Results of Operations - Three months ended February 28, 2015 compared to three months ended March 1, 2014 - Income Taxes”.
Assets Held for Sale
The Company applies judgment in determining whether the criteria for reclassifying assets as held for sale are met, including the assessment of sale leaseback arrangements included in the plan to sell. Further, in determining fair values less costs to sell, the Company utilizes third party appraisals, based on discounted cash flow or market comparable valuation approaches. The Company estimates costs to sell based on historical costs incurred for similar transactions. Should any of the estimates change, or if the actual proceeds of disposal differ from the estimate of fair value, it could have a material impact on earnings.
Revenue Recognition
Significant judgment is applied by the Company to determine whether shipments of devices have met the Company’s revenue recognition criteria, as the analysis is dependent on many facts and circumstances. During fiscal 2014, the Company shipped devices to its carrier and distributor partners to support new and continuing product launches and meet expected levels of end customer demand. However, the sell-through levels for BlackBerry 10 devices decreased during fiscal 2014, causing the number of BlackBerry 10 devices in the channel to increase above the Company's expectations. In order to improve sell-through levels and stimulate global demand for BlackBerry 10 devices, the Company continued to execute on sell-through programs and reduced the price on new shipments of BlackBerry 10 smartphones during fiscal 2014 and fiscal 2015. During fiscal 2015, the Company was not able to reasonably estimate the amount of the potential sell-through programs that may be offered on certain BlackBerry devices in future periods, resulting in revenues for BlackBerry 10 devices, and BlackBerry 7 devices in certain regions, being recognized only when the devices sold through to end customers.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Hardware
The Company’s use of customer incentives requires management to use significant judgment in evaluating whether prices for handheld devices are fixed or determinable, which can impact the timing of when hardware revenue is recognized. When the price isn’t considered fixed or determinable, the Company recognizes revenue when the product is sold through to its end users. The Company must take into account its past history with its carrier and distribution partners to determine whether it can reliably estimate whether any future concessions will be provided on products it has previously sold into the channel. The Company also makes estimates of the level of channel inventory and the likelihood it will sell-through at the prices sold to its distribution partners. The Company also has to consider external factors such as end customer demand, market acceptance of its products, cannibalization of new product introductions, the competitive landscape, and technological obsolescence in determining whether the price is fixed or determinable at the time of shipment. These factors could result in the Company increasing its customer incentive programs which could impact the results of the Company’s operations. The Company recognizes these customer incentives at the later of when the Company has recognized the product sale or when the program is offered.
The Company also uses estimates in determining return provisions for its hardware sales. The Company has limited rights of return for quality defects based on contractual terms and conditions. The Company’s historical experience is that returns for defects are immaterial to the results of operations and represent only 0.5% to 1% of total units shipped. However, if defect rates were to increase beyond those estimated, the Company would be required to recognize additional reductions to revenue. If the defect rate were to change such that the Company could no longer reliably estimate the return rate, recognition of revenue could be delayed until a reliable estimate could be made or the return period lapses.
Multiple Element Arrangements
The Company’s process for determining best estimated selling prices (“BESPs”) as it relates to when and if available upgrade rights to the BlackBerry 10 devices exist involves management’s judgment and multiple factors are considered that may vary over time depending upon the unique facts and circumstances related to each deliverable. The objective of BESP is to determine the price at which the Company would transact a sale if the product or service was sold on a stand-alone basis. Should future facts and circumstances change, the Company’s BESPs and the future rate of related amortization for software upgrades and non-software services related to future sales of these devices could change. Factors subject to change include the unspecified software upgrade rights offered, change in pricing of elements sold separately by the Company in the future, the estimated value of unspecified software upgrade rights, the estimated or actual costs incurred to provide non-software services, and the estimated period software upgrades and non-software services expected to be provided. Management does not expect the estimate of BESP to increase in the future given the competitive nature of the industry and the downward trends on its pricing. It is more likely to decrease in the future, which would result in a positive impact on the results of operations on a go-forward basis. Management also uses historical data to determine the useful life of the device over which to amortize the upgrade value. If the life of the device increased, the rate at which revenue is recognized would decrease. Conversely if the life of the device decreased, the rate at which revenue is recognized would increase. Management reviews its estimates on an annual basis unless other facts and circumstances arise to warrant a shorter review cycle.
Adoption of Accounting Policies
In April 2014, the Financial Accounting Standards Board (the “FASB”) issued a new accounting standards update on the topic of reporting discontinued operations and disclosures of disposals of components of an entity. The amendments change the requirements for reporting discontinued operations by limiting discontinued operations reporting to disposals of components of an entity that represent strategic shifts that have (or will have) a major effect on an entity's operations and financial results. The amendments also require expanded disclosures for discontinued operations and certain other disposals that do not qualify for discontinued operations. The amendments are effective for all disposals (or classifications as held for sale) of components of an entity that occur within annual periods beginning on or after December 15, 2014 and interim periods within those years, with early adoption permitted. The Company will adopt this guidance in the first quarter of fiscal 2016.
In May 2014, the FASB issued a new accounting standard on the topic of revenue contracts, which replaces the existing revenue recognition standard. The new standard amends a number of requirements that an entity must consider in recognizing revenue and requires improved disclosures to help readers of financial statements better understand the nature, amount, timing and uncertainty of revenue recognized. For public entities, the new standard is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. The Company will adopt this guidance in the first quarter of fiscal 2018 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.
In June 2014, the FASB issued a new accounting standards update on the topic of repurchase-to-maturity transactions, repurchase financings and disclosures. The amendments change the accounting for repurchase-to-maturity transactions and linked repurchase financings to secured borrowing accounting. The amendments require an entity to disclose information on

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

transfers accounted for as sales in transactions that are economically similar to repurchase agreements and provides increased transparency about the types of collateral pledged in repurchase agreements and similar transactions accounted for as secured borrowings. The amendments are effective for public entities for the first interim or annual period beginning after December 15, 2014. Early adoption for a public entity is prohibited. The Company will adopt this guidance in the first quarter of fiscal 2016.
In June 2014, the FASB issued a new accounting standards update on the topic of stock compensation. The amendments in this update require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. The amendments in this update are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Early adoption is permitted. The Company will adopt this guidance in the first quarter of fiscal 2017.
In August 2014, the FASB issued a new accounting standards update on the topic of going concern. The amendments in this update provide guidance about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. The amendments in this update are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early adoption is permitted. The Company will adopt this guidance in the fourth quarter of fiscal 2017.
In February 2015, the FASB issued a new accounting standards update on the topic of consolidation. The amendments in this update provide guidance on the consolidation evaluation for reporting organizations that are required to evaluate whether they should consolidate certain legal entities. All legal entities are subject to reevaluation under the revised consolidation model. The amendments in this update are effective for the annual period beginning after December 15, 2015. Early adoption is permitted. The Company will adopt this guidance in the first quarter of fiscal 2017 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Fiscal 2015 Summary Results of Operations
The following table sets forth certain consolidated statement of operations data, as well as certain consolidated balance sheet data, as at February 28, 2015, March 1, 2014, and March 2, 2013.

	As at and for the Fiscal Year Ended (in millions, except for share and per share amounts)
	February 28, 2015	March 1, 2014	Change	March 2, 2013	Change
Revenue	$3,335	$6,813	$(3,478)	$11,073	$(4,260)
Gross margin(1)(2)	1,604	(43)	$1,647	3,434	(3,477)
Operating expenses(1)(2)(3)	2,027	7,120	(5,093)	4,669	2,451
Investment income (loss), net (1)	38	(21)	59	15	(36)
Loss from continuing operations before income taxes	(385)	(7,184)	6,799	(1,220)	(5,964)
Recovery of income taxes(4)	(81)	(1,311)	1,230	(592)	(719)
Loss from continuing operations	(304)	(5,873)	5,569	(628)	(5,245)
Loss from discontinued operations	—	—	—	(18)	18
Net loss	$(304)	$(5,873)	$5,569	$(646)	$(5,227)
Loss per share - reported
Basic and diluted loss per share from continuing operations	$(0.58)	$(11.18)		$(1.20)
Basic and diluted loss per share from discontinued operations	—	—		(0.03)
Total basic and diluted loss per share	$(0.58)	$(11.18)		$(1.23)

Weighted-average number of shares outstanding (000’s)
Basic & diluted	527,684	525,168		524,160

Total assets	$6,549	$7,552	$(1,003)	$13,165	$(5,613)
Total long-term financial liabilities	1,707	1,627	80	—	1,627

(1)	See “Non-GAAP Financial Measures” for the impact of the Fiscal 2015 Non-GAAP Adjustments on gross margin, operating expenses and investment income (loss), net in fiscal 2015.

(2)	See “Non-GAAP Financial Measures” for the impact of the Fiscal 2014 Non-GAAP Adjustments on gross margin and operating expenses in fiscal 2014.

(3)
During fiscal 2013, the Company performed a goodwill impairment test and based on the results of that test, the Company recorded a pre-tax goodwill impairment charge of approximately $335 million (the “2013 Goodwill Impairment Charge”).

(4)	During fiscal 2013, the Company recorded an income tax benefit of $166 million related to the settlement of uncertain tax positions, including related interest and foreign exchange gains.

Financial Highlights
The Company had approximately $3.3 billion in cash, cash equivalents and investments as of February 28, 2015. In fiscal 2015, the Company recognized revenues of $3.3 billion and incurred a loss of $304 million, or $0.58 basic and diluted loss per share on a GAAP basis. As further discussed below, net loss reflects income associated with the Rockstar Sale, charges associated with the net change in the fair value of the Debentures of $80 million and the pre-tax restructuring charges of $322 million related to the CORE program recorded in fiscal 2015. See also “Non-GAAP Financial Measures” and “Financial Condition - Debenture Financing and Other Funding Sources ” in this MD&A.

The Company reached its target of break-even cash flow results in the third quarter of fiscal 2015 and continues to anticipate positive free cash flow. The Company is expanding its distribution capability, and expects traction from these efforts to manifest sometime in fiscal 2016. The Company continues to target sustainable non-GAAP profitability sometime in fiscal 2016 and anticipates revenue stabilization sometime in fiscal 2016.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

CORE and Operational Restructuring
In fiscal 2013, the Company commenced the CORE program, which drove significant improvements and efficiencies across all functions in the Company’s organization.
The Company continued to implement the planned restructuring activities in the fourth quarter of fiscal 2015, incurring approximately $58 million in pre-tax charges related to the CORE program. In fiscal 2015, the Company recorded $322 million in pre-tax charges related to the CORE program.
The Company's headcount reductions and the other elements of the CORE program, including the Real Estate Sale, have been completed as of the fourth quarter of fiscal 2015.
Debentures Fair Value Adjustment
As previously disclosed, the Company elected the fair value option to account for the Debentures; therefore, periodic revaluation is required under U.S. GAAP. The valuation is influenced by a number of embedded features within the Debentures, including the Company’s put option on the debt and the investors' conversion option, among others. The primary factors that influence the fair value adjustment are the Company’s share price, as well as associated volatility in the share price, and the Company's implied credit rating. The fair value adjustment charge does not impact the key terms of the Debentures such as the face value, the redemption features or the conversion price. In the fourth quarter of fiscal 2015, the Company recorded a non-cash charge associated with the change in the fair value of the Debentures of approximately $50 million (pre-tax and after tax) (the “Q4 Fiscal 2015 Debentures Fair Value Adjustment”). In fiscal 2015, the Company recorded net non-cash charges associated with the change in the fair value of the Debentures of approximately $80 million (pre-tax and after tax) (the “Fiscal 2015 Debentures Fair Value Adjustment”).
Argentina Service Revenue
Beginning in the fourth quarter of fiscal 2014, the Company ceased recognizing revenues related to service access fees charged to customers in Argentina due to that country's political and economic condition, as well as its foreign currency restrictions. During the third quarter of fiscal 2015, the Company reached agreements with certain carrier partners in Argentina to address long outstanding receivables and related terms for future service access fees (the “Argentina Settlement Agreements”). As part of the Argentina Settlement Agreements, the Company received $7 million in cash and recognized $8 million in service revenue in the fourth quarter of fiscal 2015, while $40 million total cash collected was recognized as service revenue in fiscal 2015. In addition, the Company continued to defer additional service revenue of $9 million (the “Q4 Fiscal 2015 Argentina Service Revenue Deferral”).
Venezuela Collection Agreement
Beginning in the first quarter of fiscal 2014, the Company ceased recognizing revenues related to service access fees charged to customers in Venezuela due to that country's political and economic condition, as well as its foreign currency restrictions. During the first quarter of fiscal 2015, the Company reached an agreement with its carrier partners in Venezuela to address the Company's inability to timely collect past service revenue charged in U.S. dollars and to address revenue for future services (the “Venezuela Collection Agreement”). As a result of the Venezuela Collection Agreement, the Company received $124 million in fiscal 2015. $41 million of the cash collected was recognized as service revenue in fiscal 2015, with the remainder representing payment of previously recognized service revenues and the pre-payment of service access fees for services to be provided up to the end of the 2015 calendar year.
Business Acquisitions
On December 1, 2014, the Company acquired all of the issued and outstanding shares of Secusmart, a developer of high-security voice and data encryption and anti-eavesdropping solutions, for $82 million in cash and future contingent consideration with a fair value of $8 million. The acquisition aligns with the Company's strategy of addressing growing security costs and threats ranging from individual privacy to national security by obtaining leading voice and data encryption and anti-eavesdropping technologies, and furthers the Company's security capabilities in end-to-end mobile solutions.
On September 8, 2014, the Company acquired all of the issued and outstanding shares of Movirtu, a virtual SIM solutions company based in the United Kingdom, for $32.5 million of cash consideration (including transaction expenses of $2 million). The acquisition of Movirtu led to the announcement of the WorkLife by BlackBerrry solution, which allows an enterprise to provision a work phone number and data plan onto a “Bring Your Own Device” (or “BYOD”) device.
On July 31, 2014, the Company paid $9 million for all of the assets constituting the business of a provider of cloud-based software technology allowing users to connect devices and build an ecosystem with their data. With this acquisition, the Company obtained technology closely aligned to its announced BlackBerry IoT Platform.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Rockstar Patent Portfolio Sale
On January 28, 2015, Rockstar Consortium US LP, in which BlackBerry is a limited partner, sold its portfolio of approximately 4,000 patents. Following the sale, the Company received a distribution of proceeds out of the partnership in the amount of approximately $134 million and recorded investment income of $115 million (pre-tax and after-tax) (the “Rockstar Sale”).
Results of Operations - Fiscal year ended February 28, 2015 compared to fiscal year ended March 1, 2014
Revenue
Revenue from continuing operations for fiscal 2015 was $3.3 billion, a decrease of approximately $3.5 billion, or 51.0%, from $6.8 billion in fiscal 2014.
Comparative breakdowns of the significant revenue categories and geographic regions are set forth in the following table:

	For the Fiscal Year Ended (in millions)
	February 28, 2015		March 1, 2014		Change
BlackBerry handheld devices recognized	7.0		13.7		(6.7)	(48.9)%
Revenue
Hardware	$1,431	42.9%	$3,785	55.5%	$(2,354)	(62.2)%
Service	1,620	48.6%	2,698	39.6%	(1,078)	(40.0)%
Software	234	7.0%	235	3.5%	(1)	(0.4)%
Other	50	1.5%	95	1.4%	(45)	(47.4)%
	$3,335	100.0%	$6,813	100.0%	$(3,478)	(51.0)%
Revenue by Geography
North America	$991	29.6%	$1,811	26.6%	$(820)	(45.3)%
Europe, Middle East and Africa	1,431	43.0%	2,991	43.9%	(1,560)	(52.2)%
Latin America	380	11.4%	907	13.3%	(527)	(58.1)%
Asia Pacific	533	16.0%	1,104	16.2%	(571)	(51.7)%
	$3,335	100.0%	$6,813	100.0%	$(3,478)	(51.0)%

Revenue by Category

Hardware Revenue

Hardware revenue was $1.4 billion, or 42.9% of revenue, in fiscal 2015 compared to $3.8 billion, or 55.5% of revenue, in fiscal 2014, representing a decrease of 62.2%. The Company recognized revenue related to approximately 7.0 million BlackBerry handheld devices in fiscal 2015, compared to approximately 13.7 million BlackBerry handheld devices in fiscal 2014. Approximately 67% of the devices recognized in fiscal 2015 were BlackBerry 10 devices. The Company believes that the significant decrease in hardware revenue over the prior fiscal year was primarily attributable to intense competition and an aging product portfolio, as well as a reduction in the average selling prices for the Company's devices as the Company sold through substantially all of its older model BlackBerry 10 inventory. The Company expects the average selling prices of its devices to increase due to the higher selling prices of the Company's new devices, including the Passport and Classic.
Significant judgment is applied by the Company to determine whether shipments of devices have met the Company’s revenue recognition criteria, as the analysis is dependent on many facts and circumstances. See “Accounting Policies and Critical Accounting Estimates - Critical Accounting Estimates - Revenue Recognition” in this MD&A and Note 1 to the Consolidated Financial Statements, which is included in the Annual Report, for a description of the Company's revenue recognition accounting policy and revenue recognition critical accounting estimates with respect to hardware revenue.
During fiscal 2015, approximately 8.5 million BlackBerry smartphones were sold through to end customers, which included shipments made and recognized prior to fiscal 2015 and which reduced the Company's inventory in channel. The number of BlackBerry smartphones that were sold through to end customers was 20.5 million in fiscal 2014.
Service Revenue
Service revenue decreased by $1.1 billion, or 40.0%, to $1.6 billion, or 48.6% of revenue, in fiscal 2015, compared to $2.7 billion, or 39.6% of revenue, in fiscal 2014. Service revenue in fiscal 2015 included approximately $41 million relating to cash

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

payments of previously deferred service revenue as part of the Venezuela Collection Agreement, as well as $40 million from carrier partners in Argentina for service revenue previously deferred. The decrease is primarily attributable to a lower number of BlackBerry users and lower revenue from those users as compared to fiscal 2014. The year-over-year decrease also resulted from a continued shift in the mix of the Company’s customers from higher-tiered unlimited plans to prepaid and lower-tiered plans as well as pricing reduction programs implemented by the Company to maintain the customer base. The Company expects service revenue to decline by approximately 15% per quarter in fiscal 2016.
Software Revenue
Software revenue, which includes fees from licensed BES software, client access licenses, technical support, maintenance and upgrades and QNX software licensing revenues, decreased by $1 million, or 0.4%, to $234 million, or 7.0% of revenue, in fiscal 2015, compared to $235 million, or 3.5% of revenue, in fiscal 2014. The decrease was primarily attributable to a decrease in technical support, which was offset by an increase in QNX revenue and client access license fees.
The Company continues to target $600 million in software revenue in fiscal 2016, including revenue generated from BBM services such as BBM Protected and BBM Meetings. The Company is focusing on enterprise in developed markets and consumers in developing markets to generate BBM revenue, and expects to generate other software revenue from monetizing existing and forthcoming products, including as described above in “Business Overview - Strategic Initiatives and Products and Services Update”. The Company expects the rate of growth of software revenue to accelerate in the second half of fiscal 2016. The Company expects the generation of revenue from software and services and its other technologies to mitigate the impact of declining service access fees.
Other Revenue
Other revenue, which includes non-warranty repairs, accessories, licensing revenues and gains and losses on qualifying revenue cash flow hedges, decreased by $45 million, or 47.4% to $50 million, or 1.5% in fiscal 2015 compared to $95 million, or 1.4% in fiscal 2014. The decrease was primarily attributable to a decrease in accessory and non-warranty repair revenues.

Revenue Trends
The Company has seen both its revenue and its smartphone market share decline in recent years relative to companies such as Apple with its iOS ecosystem, and companies that build smartphones based on the Android ecosystem, such as Samsung and Lenovo/Motorola.
This decline is due to a variety of factors, including consumer preferences for devices with access to the broadest number of applications, such as those available in the iOS and Android platforms, and lower average selling prices for the Company's devices. Revenue and market share have also been impacted by intense competition, including from the significant number of new Android based competitors that have emerged, and by the BYOD trend in the enterprise market. Some of the Company’s competitors have greater name recognition, larger customer bases, and significantly greater financial, technical, marketing, public relations, sales, distribution and other resources than the Company. In addition, uncertainty relating to the Company's strategy and operations may have negatively impacted demand for the Company's products.
The Company has introduced both software and hardware products to address the shift in the market toward enterprise mobility solutions that can handle a range of requirements and deployment models. The products include BlackBerry 10 smartphones with BlackBerry Balance and the BES12 platform, which unifies the support for BBOS and BlackBerry 10 devices, together with that for iOS, Android and Windows Phone® devices. This gives IT departments the ability to securely monitor and control multiple OS platforms and securely protect corporate data on an employee’s personal smartphone or tablet.
For further information regarding the Company’s competitors, please see the section in the AIF entitled “Narrative Description of the Business - Competition”.

Revenue by Geography

North America Revenues
Revenues in North America were $991 million or 29.6% of revenue in fiscal 2015, reflecting a decrease of $820 million compared to $1.8 billion, or 26.6% of revenue in fiscal 2014. The decrease in North American revenue is primarily attributable to a decrease in revenue from the United States, which represented approximately 23.2% of total revenue in fiscal 2015, compared to 19.4% of total revenue in fiscal 2014. Sales in Canada represented approximately 6.4% of total revenue in fiscal 2015, compared to 7.2% of total revenue in fiscal 2014.
Revenues in North America have continued to decline due to the Company's aging product portfolio, consumer preferences for devices with access to the broadest number of applications, such as those available in the iOS and Android environments,

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

intense competition and a reduction in service revenue. Sales in North America have also been impacted by the significant number of new Android based competitors that have entered the market.
Europe, Middle East and Africa Revenues
Revenues in Europe, Middle East and Africa were $1.4 billion or 43.0% of revenue in fiscal 2015, reflecting a decrease of $1.6 billion compared to $3.0 billion or 43.9% of revenue in fiscal 2014. The Company believes that the decrease in revenues is due to the same factors discussed above related to the decrease in North America revenues.
The Company's largest markets in this region include the United Kingdom, South Africa and Germany.
Latin America Revenues
Revenues in Latin America were $380 million or 11.4% of revenue in fiscal 2015, reflecting a decrease of $527 million compared to $907 million or 13.3% of revenue in fiscal 2014. The Company believes that the decrease in revenues is due to the same factors discussed above related to the decrease in North America revenues. The decrease is also attributable to the Argentina currency restrictions discussed in the section entitled “Fiscal 2015 Summary Results of Operations - Financial Highlights - Argentina Service Revenue”.
The Company's largest markets in this region include Argentina, Mexico and Venezuela.
Asia Pacific Revenues
Revenues in Asia Pacific were $533 million or 16.0% of revenue in fiscal 2015, reflecting a decrease of $571 million compared to $1.1 billion or 16.2% of revenue in fiscal 2014. The Company believes that the decrease in revenues is due to the same factors discussed above related to the decrease in North America revenues.
The Company's largest markets in this region include Indonesia, India and Hong Kong.
Gross Margin
Gross margin increased by $1.6 billion or 3,830.2%, to $1.6 billion, or 48.1% of revenue, in fiscal 2015, compared to $(43) million, or (0.6)% of revenue, in fiscal 2014. Excluding the relevant Fiscal 2015 Non-GAAP Adjustments and Fiscal 2014 Non-GAAP Adjustments explained in “Non-GAAP Financial Measures” above, gross margin decreased by $810 million to $1.6 billion, or 48.8% of revenue.
The $810 million decrease in gross margin was primarily attributable to a reduction in service revenue compared to fiscal 2014, as well as a decrease in the average selling prices of devices recognized as a result of pricing reductions implemented in order to drive sell-through. The decrease was also attributable to a decrease in the number of devices for which revenue was recognized due to intense competition and an aging product portfolio, as noted above. Generally, service revenues earn higher gross margins than sales of handheld devices and hardware revenues have lower gross margins than the Company’s overall gross margin. The Company expects gross margin to be in the mid 40% range for the next few quarters.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Expenses
The table below presents a comparison of research and development, selling, marketing and administration, and amortization expense for fiscal 2015 compared to fiscal 2014.

	For the Fiscal Year Ended (in millions)
	February 28, 2015		March 1, 2014		Change
		% of Revenue		% of Revenue		% of Change
Revenue	$3,335		$6,813		$(3,478)	(51.0)%
Operating expenses
Research and development(1)(2)	711	21.3%	1,286	18.9%	$(575)	(44.7)%
Selling, marketing and administration(1)(2)	938	28.1%	2,103	30.9%	(1,165)	(55.4)%
Amortization	298	8.9%	606	8.9%	(308)	(50.8)%
Impairment of long-lived assets(2)	—	—%	2,748	40.3%	(2,748)	(100.0)%
Debentures fair value adjustment(1)(2)	80	2.4%	377	5.5%	(297)	(78.8)%
Total	$2,027	60.7%	$7,120	104.5%	$(5,093)	(71.5)%

(1)	See “Non-GAAP Financial Measures” for the impact of the Fiscal 2015 Non-GAAP Adjustments on operating expenses in fiscal 2015.

(2)	See “Non-GAAP Financial Measures” for the impact of the Fiscal 2014 Non-GAAP Adjustments on operating expenses in fiscal 2014.
Operating expenses decreased by $5.1 billion, or 71.5%, to $2.0 billion or 60.7% of revenue in fiscal 2015, compared to $7.1 billion or 104.5% of revenue in fiscal 2014. Excluding the impact of the relevant Fiscal 2015 Non-GAAP Adjustments and Fiscal 2014 Non-GAAP Adjustments, operating expenses decreased by $1.9 billion, or 54.0%. This decrease was primarily attributable to a decrease in marketing and advertising costs, lower salaries and benefits costs due to a reduction in headcount related to the CORE program and amortization expense. The Company expects operating expenses to increase slightly in the coming quarters as the Company invests in its distribution capability.
Research and Development Expenses
Research and development expenses consist primarily of salaries and benefits for technical personnel, new product development costs, travel, office and building infrastructure costs and other employee costs.
Research and development expenses decreased by $575 million, or 44.7%, to $711 million, or 21.3% of revenue, in fiscal 2015, compared to $1.3 billion, or 18.9% in fiscal 2014. Excluding the impact of the relevant Fiscal 2015 Non-GAAP Adjustments and Fiscal 2014 Non-GAAP Adjustments, research and development expenses decreased by $569 million, or 47.0%. The decrease was primarily attributable to reduced salaries and benefits as a result of a reduction in headcount related to the CORE program and reductions in outsourcing, material and device testing costs.
Selling, Marketing and Administration Expenses
Selling, marketing and administration expenses consist primarily of marketing, advertising and promotion, salaries and benefits, external advisory fees, information technology costs, office and related staffing infrastructure costs and travel expenses.
Selling, marketing and administration expenses decreased by $1.2 billion, or 55.4%, to $938 million, or 28.1% of revenue in fiscal 2015 compared to $2.1 billion in fiscal 2014, or 30.9% of revenue. Excluding the impact of the relevant Fiscal 2015 Non-GAAP Adjustments and Fiscal 2014 Non-GAAP Adjustments, selling, marketing and administration expenses decreased by $1.1 billion, or 59.9%. The decrease was primarily attributable to reductions in marketing and advertising costs and salaries and benefits as a result of reductions in headcount and consulting costs.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Amortization Expense
The table below presents a comparison of amortization expense relating to property, plant and equipment and intangible assets recorded as amortization or cost of sales from continuing operations for fiscal 2015 compared to fiscal 2014. Intangible assets are comprised of patents, licenses and acquired technology.

	For the Fiscal Year Ended (in millions)
	Included in Amortization			Included in Cost of sales
	February 28, 2015	March 1, 2014	Change	February 28, 2015	March 1, 2014	Change
Property, plant and equipment	$111	$321	$(210)	$73	$211	$(138)
Intangible assets	187	285	(98)	323	453	(130)
Total	$298	$606	$(308)	$396	$664	$(268)
Amortization
Amortization expense relating to certain property, plant and equipment and intangible assets decreased by $308 million to $298 million for fiscal 2015, compared to $606 million for fiscal 2014. The decrease in amortization expense reflects the lower cost base of LLA as a result of the LLA impairment charge of $2.7 billion ($2.5 billion after tax) recorded in the third quarter of fiscal 2014 (the “Q3 Fiscal 2014 LLA Impairment Charge”), as well as reduced spending on capital assets, partially offset by certain property, plant and equipment and intangible asset additions in fiscal 2015.
Cost of sales
Amortization expense relating to certain property, plant and equipment and intangible assets employed in the Company’s manufacturing operations and BlackBerry service operations decreased by $268 million to $396 million for fiscal 2015, compared to $664 million for fiscal 2014. This decrease primarily reflects the lower cost base of LLA as a result of the Q3 Fiscal 2014 LLA Impairment Charge.
Impairment of LLA
During fiscal 2014, the Company performed an LLA impairment test and based on the results of that test, the Company recorded the Q3 Fiscal 2014 LLA Impairment Charge.
Investment Income (Loss), Net
Investment income increased by $59 million to $38 million in fiscal 2015, from a loss of $21 million in fiscal 2014. The increase in investment income is primarily attributable to the Rockstar Sale, gains on the sale of certain investments, and increases in the Company's average cash and investment balances, which were partially offset by interest costs associated with the Debentures and an increase in the Company's share of losses accounted for under the equity method. See “Financial Condition - Liquidity and Capital Resources”.
Income Taxes
For fiscal 2015, the Company’s net effective income tax recovery rate was approximately 21%, compared to approximately 18% for the prior fiscal year. The Company's net effective income tax recovery rate reflects the fact that the Company expects an income tax recovery of its cash tax paid in fiscal 2012 due to an anticipated loss carryback of its fiscal 2015 anticipated tax loss. That current tax recovery will be limited to fiscal 2012 cash tax paid not previously recovered. The Company’s income tax recovery rate also reflects the fact that the Company has a significant valuation allowance in place against its deferred tax assets, and in particular, due to this valuation allowance, the significant income statement impact of the Debentures fair value was offset by a corresponding adjustment of the valuation allowance. The Company’s net effective income tax recovery rate also reflects the geographic mix of earnings in jurisdictions with different income tax rates.

RSU Trust Share Sale
In the fourth quarter of fiscal 2014, approximately 6 million common shares of the Company that had been held in trust for delivery in connection with the vesting of certain restricted share units (“RSUs”) awarded by the Company were sold. The Company received approximately $61 million in total returned contributions and incurred a loss on the sale of $80 million which was charged to retained earnings, with corresponding tax recoveries of $8 million recorded in additional paid in capital, and $30 million recorded in income tax recovery (the “RSU Trust Share Sale”).

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Net Loss
The Company’s net loss for fiscal 2015 was $304 million, reflecting a decrease in net loss of $5.6 billion compared to a net loss of $5.9 billion in fiscal 2014. Excluding the impact of the relevant Fiscal 2015 Non-GAAP Adjustments and Fiscal 2014 Non-GAAP Adjustments, the Company's net loss for fiscal 2015 was $45 million compared to a net loss from continuing operations of $711 million in fiscal 2014, reflecting a decrease in net loss of $666 million due to a reduction in operating expenses, which was partially offset by decreases in the Company's gross margin and the recovery of income taxes.
Basic and diluted loss per share were $0.58 in fiscal 2015, a decrease of 94.8%, compared to basic and diluted loss per share of $11.18 in fiscal 2014. The Company believes that the consensus estimate of analysts of a non-GAAP net loss between $0.08 and $0.13 per share for fiscal 2016 is reasonable, but intends to achieve profitability that is better than such estimate.
The weighted average number of shares outstanding was 528 million common shares for basic and diluted loss per share for the fiscal year ended February 28, 2015 and 525 million common shares for both basic and diluted loss per share for the fiscal year ended March 1, 2014.
Common Shares Outstanding
On March 23, 2015, there were 529 million voting common shares, options to purchase 1 million voting common shares, 26 million restricted share units and 0.3 million deferred share units outstanding. An aggregate of 125 million common shares are issuable upon conversion of the Debentures.
The Company has not paid any cash dividends during the last three fiscal years.

Results of Operations - Fiscal year ended March 1, 2014 compared to fiscal year ended March 2, 2013
Revenue
Revenue from continuing operations for fiscal 2014 was $6.8 billion, a decrease of approximately $4.3 billion, or 38.5%, from $11.1 billion in fiscal 2013.
Comparative breakdowns of the significant revenue categories and geographic regions are set forth in the following table:

	For the Fiscal Year Ended
	March 1, 2014		March 2, 2013		Change Fiscal 2014/2013
Millions of BlackBerry handheld devices recognized	13.7		28.1		(14.4)	(51.2)%
Revenue (in millions)
Hardware	$3,785	55.5%	$6,648	60.0%	$(2,863)	(43.1)%
Service	2,698	39.6%	3,910	35.3%	(1,212)	(31.0)%
Software	235	3.5%	261	2.4%	(26)	(10.0)%
Other	95	1.4%	254	2.3%	(159)	(62.6)%
	$6,813	100.0%	$11,073	100.0%	$(4,260)	(38.5)%
Revenue by Geography (in millions)
North America	$1,811	26.6%	$2,896	26.2%	$(1,085)	(37.5)%
Europe, Middle East and Africa	2,991	43.9%	4,502	40.7%	(1,511)	(33.6)%
Latin America	907	13.3%	2,114	19.1%	(1,207)	(57.1)%
Asia Pacific	1,104	16.2%	1,561	14.0%	(457)	(29.3)%
	$6,813	100.0%	$11,073	100.0%	$(4,260)	(38.5)%

Revenue by Category

Hardware Revenue

Hardware revenue was $3.8 billion, or 55.5% of consolidated revenue, in fiscal 2014 compared to $6.6 billion, or 60.0% of consolidated revenue, in fiscal 2013, representing a decrease of 43.1%. This decrease in hardware revenue over the prior fiscal year was primarily attributable to a decrease in the volume of BlackBerry handheld devices recognized by approximately 14.4 million, or 51.2%, to approximately 13.7 million BlackBerry handheld devices in fiscal 2014, compared to approximately 28.1

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

million BlackBerry handheld devices recognized in fiscal 2013. The majority of the devices recognized in fiscal 2014 were BlackBerry 7 devices. The Company believes that the significant decrease in hardware revenue over the prior fiscal year was primarily attributable to decreased demand and lower sell-through for the Company's new devices, due to the very intense competition. The Company also believes that uncertainty surrounding its strategic review process, as well as previously disclosed announcements concerning the Company's operational restructuring, management changes and the Company's workforce reductions, may have negatively impacted demand for the Company's products in fiscal 2014.

During fiscal 2014, approximately 20.5 million BlackBerry smartphones were sold through to end customers, which included shipments made and recognized prior to fiscal 2014 and which reduced the Company's inventory in channel. Of the devices that sold through to end customers in fiscal 2014, approximately 15.5 million were BlackBerry 7 devices. The number of BlackBerry smartphones that were sold through to end customers was 36.1 million in fiscal 2013.

Service Revenue
Service revenue decreased by $1.2 billion, or 31.0%, to $2.7 billion, or 39.6% of consolidated revenue, in fiscal 2014, compared to $3.9 billion, or 35.3% of consolidated revenue, in fiscal 2013. Service revenue in fiscal 2014 included approximately $36 million relating to cash payments received on account of previously deferred service revenue from carriers in Venezuela. The decrease in service revenue was primarily attributable to a lower number of BlackBerry users and lower revenue from those users compared to fiscal 2013, and also reflected a service revenue deferral related to carriers in Venezuela (the “Fiscal 2014 Venezuela Service Revenue Deferral”) and a service revenue deferral related to carriers in Argentina (the Q4 “Fiscal 2014 Argentina Service Revenue Deferral”), as discussed below.
The year-over-year decrease also resulted from a continued shift in the mix of the Company’s customers from higher-tiered unlimited plans to prepaid and lower-tiered plans as well as pricing reduction programs implemented by the Company to maintain the customer base. The number of BlackBerry customers continued to decline in fiscal 2014.
The Fiscal 2014 Venezuela Service Revenue Deferral was attributable to political and economic events in Venezuela, combined with that country's foreign currency restrictions, resulting in the Company recognizing revenues on a cash basis in fiscal 2014. The Company invoices its carrier partners in Venezuela for service access fees in U.S. dollars, and foreign currency restrictions implemented by the Venezuelan government have impacted the ability of the Company’s Venezuelan carrier partners to timely obtain U.S. dollars. During fiscal 2014, the Company deferred service revenues associated with services rendered in fiscal 2014 of approximately $240 million. The Company also experienced similar currency-related issues in Argentina in the fourth quarter of fiscal 2014, which led to the deterioration of collections from the carriers to whom the Company provides services. As a result, the Company recorded the Q4 Fiscal 2014 Argentina Service Revenue Deferral of approximately $13 million of service revenue associated with service access fees charged to customers in Argentina in the fourth quarter of fiscal 2014.
Software Revenue
Software revenue, which included fees from licensed BES software, client access licenses, technical support, maintenance, upgrades and QNX software licensing revenues decreased by $26 million, or 10.0%, to $235 million, or 3.5% of consolidated revenue, in fiscal 2014, compared to $261 million, or 2.4% of consolidated revenue, in fiscal 2013. The decrease was primarily attributable to decreases in technical support and client access license revenues, partially offset by an increase in QNX revenue.
Other Revenue
Other revenue, which included non-warranty repairs, accessories, licensing revenues and gains and losses on revenue hedging instruments, decreased by $159 million, or 62.6% to $95 million, or 1.4% in fiscal 2014 compared to $254 million, or 2.3% in fiscal 2013. The decrease was primarily attributable to non-warranty repair revenue and also reflected gains on revenue hedging instruments experienced in fiscal 2013 and not repeated in fiscal 2014 as well as decreases in licensing and accessory revenues.

Revenue by Geography

North America Revenues
Revenues in North America were $1.8 billion or 26.6% of consolidated revenue in fiscal 2014, reflecting a decrease of $1.1 billion compared to $2.9 billion, or 26.2% of consolidated revenue in fiscal 2013. The decrease in North American revenue was primarily attributable to a decrease in revenue from the United States, which represented approximately 19.4% of total consolidated revenue in fiscal 2014, compared to 20.2% of total consolidated revenue in fiscal 2013, as a result of the intensely competitive dynamics within the United States. Sales in Canada represented approximately 7.2% of the consolidated revenue.
Revenues in the United States continued to decline and subscriber attrition remained high due to the intense competition faced by the Company in this market, consumer preferences for devices with access to the broadest number of applications, such as

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

those available in the iOS and Android environments, and the other factors described above. To address this decline, the Company worked with developers to ensure that a broad spectrum of applications including games, multimedia, productivity, enterprise and social media applications would be available on BlackBerry 10 smartphones prior to their introduction. Sales in the United States were also impacted by the significant number of new Android-based competitors that entered the market.
Europe, Middle East and Africa Revenues
Revenues in Europe, Middle East and Africa were $3.0 billion or 43.9% of consolidated revenue in fiscal 2014, reflecting a decrease of $1.5 billion compared to $4.5 billion or 40.7% of consolidated revenue in fiscal 2013. Some of the larger markets comprising this region include the United Kingdom, South Africa and United Arab Emirates. The Company launched BlackBerry 10 devices in many countries in this region in fiscal 2014 including Saudi Arabia, the United Arab Emirates, South Africa, the United Kingdom, Slovakia, Austria, Netherlands, Nigeria, France, Germany, Italy, Spain, Turkey, Switzerland, Kuwait, Lebanon, Iraq and Pakistan.
Latin America Revenues
Revenues in Latin America were $907 million or 13.3% of consolidated revenue in fiscal 2014, reflecting a decrease of $1.2 billion compared to $2.1 billion or 19.1% of consolidated revenue in fiscal 2013. Some of the larger markets comprising this region include Argentina, Colombia and Venezuela. The Company launched BlackBerry 10 devices in many countries in this region in fiscal 2014 including Mexico, Colombia, Chile, Brazil, Ecuador and Peru.
Asia Pacific Revenues
Revenues in Asia Pacific were $1.1 billion or 16.2% of consolidated revenue in fiscal 2014, reflecting a decrease of $457 million compared to $1.6 billion or 14.0% of consolidated revenue in fiscal 2013. Some of the larger markets comprising this region include Indonesia and India. In fiscal 2014, the Company launched BlackBerry 10 devices in many countries in this region including Australia, Hong Kong, the Philippines, Malaysia, India, Indonesia and Singapore.
Gross Margin
Consolidated gross margin from continuing operations decreased by $3.5 billion, to a loss of $43 million, or (0.6)% of consolidated revenue, in fiscal 2014, compared to $3.4 billion, or 31.0% of consolidated revenue, in fiscal 2013. Excluding the impacts of the Q3 Fiscal 2014 Inventory Charge, the Z10 Inventory Charge, the Q4 Fiscal 2014 Inventory Recovery, charges related to the CORE program incurred in fiscal 2014, of which $103 million was attributable to cost of sales, and the impact of charges related to the CORE program incurred in fiscal 2013, of which $96 million was attributable to cost of sales, gross margin decreased by $1.1 billion.
The $1.1 billion decrease in consolidated gross margin was primarily attributable to decreases in service revenue and the number of devices for which revenue was recognized compared to fiscal 2013. The majority of the devices recognized in fiscal 2014 were BlackBerry 7 devices, which, for much of fiscal 2014, had lower gross margins than Blackberry 10 devices. The decrease in consolidated gross margin also reflected the Company's fixed costs being allocated over lower shipment volumes. Hardware revenues have lower gross margins than the Company’s consolidated gross margin. Service revenues earn higher gross margins than sales of handheld devices.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Expenses
The table below presents a comparison of research and development, selling, marketing and administration, and amortization expense from continuing operations for fiscal 2014 compared to fiscal 2013.

	For the Fiscal Year Ended (in millions)
	March 1, 2014		March 2, 2013		Change Fiscal 2014/2013
		% of Revenue		% of Revenue		% of Change
Revenue	$6,813		$11,073		$(4,260)	(38.5)%
Operating expenses
Research and development(1)	1,286	18.9%	1,509	13.6%	$(223)	(14.8)%
Selling, marketing and administration(1)	2,103	30.9%	2,111	19.1%	(8)	(0.4)%
Amortization	606	8.9%	714	6.4%	(108)	(15.1)%
Impairment of Long Lived Assets(2)	2,748	40.3%	—	—%	2,748	100.0%
Impairment of Goodwill(3)	—	—%	335	3.0%	(335)	(100.0)%
Debentures fair value adjustment(4)	377	5.5%	—	—%	377	100.0%
Total	$7,120	104.5%	$4,669	42.1%	$2,451	52.5%

(1)	Research and development and selling, marketing and administration expenses for fiscal 2014 included charges of approximately $76 million and $333 million, respectively, related to the CORE program.

(2)	Research and development and selling, marketing and administration expenses for fiscal 2013 included charges of approximately $27 million and $97 million, respectively, related to the CORE program.

(3)	During fiscal 2014, the Company performed an LLA impairment test and based on the results of that test, the Company recorded the Q3 Fiscal 2014 LLA Impairment Charge.

(4)	During fiscal 2013, the Company recorded the pre-tax 2013 Goodwill Impairment Charge of approximately $335 million.

(5)
In fiscal 2014, the Company recorded a non-cash net charge associated with the change in the fair value of the Debentures of $377 million, including a debentures fair value adjustment of approximately $382 million in the fourth quarter of fiscal 2014 (the “Q4 Fiscal 2014 Debentures Fair Value Adjustment”).

Operating expenses increased by $2.5 billion, or 52.5%, to $7.1 billion or 104.5% of consolidated revenue in fiscal 2014, compared to $4.7 billion or 42.1% of consolidated revenue in fiscal 2013. Excluding the impact of the Q3 Fiscal 2014 LLA Impairment Charge of approximately $2.7 billion, the Q4 Fiscal 2014 Debentures Fair Value Adjustment of approximately $382 million and charges incurred as part of the Company’s CORE program and strategic review process during fiscal 2014, of which $409 million were attributable to operating expenditures, as well as the impact of the 2013 Goodwill Impairment Charge of approximately $335 million and charges incurred as part of the CORE program during fiscal 2013, of which $124 million were attributable to operating expenditures, operating expenses decreased by $629 million. This decrease was primarily attributable to decreases in salaries and benefits costs due to a reduction in headcount related to the CORE program, legal expenses and marketing and advertising costs. The decrease was partially offset by an increase in consulting costs related to the Company's strategic review process.
Research and Development Expenses
Research and development expenses consist primarily of salaries and benefits for technical personnel, new product development costs, travel, office and building infrastructure costs and other employee costs.
Research and development expenses decreased by $223 million, or 14.8%, to $1.3 billion in fiscal 2014, compared to $1.5 billion in fiscal 2013. Excluding the impact of charges incurred as part of the CORE program during fiscal 2014, of which $76 million was attributable to research and development expenditures, and the impact of the charges incurred as part of the CORE program during fiscal 2013, of which $27 million was attributable to research and development expenditures, research and development expenses decreased by $272 million. The decrease was primarily attributable to decreases in salaries and benefits costs due to a reduction in headcount and other costs savings related to the CORE program, a decrease in research and development device costs as a result of the cancellation of two planned devices. Research and development-related headcount decreased by approximately 30% compared to the end of fiscal 2013.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Selling, Marketing and Administration Expenses
Selling, marketing and administration expenses consist primarily of marketing, advertising and promotion, salaries and benefits, external advisory fees, information technology costs, office and related staffing infrastructure costs and travel expenses.
Selling, marketing and administration expenses decreased by $8 million, or 0.4%, to $2.1 billion in fiscal 2014 compared to $2.1 billion in fiscal 2013. Excluding the impact of charges incurred as part of the CORE program during fiscal 2014, of which $333 million was attributable to selling, marketing and administration expenditures, and the impact of the charges incurred as part of the Company’s CORE program and strategic review process during fiscal 2014, of which $97 million was attributable to selling, marketing and administration expenditures, selling, marketing and administration expenses decreased by $244 million. The decrease was primarily attributable to decreases in salaries and benefits costs due to a reduction in headcount related to the CORE program, legal expenses and marketing and advertising expenses, partially offset by an increase in consulting costs related to the Company's completed strategic review process. Selling, marketing and administration related headcount decreased by approximately 36%, compared to the end of fiscal 2013.
Amortization Expense
The table below presents a comparison of amortization expense relating to property, plant and equipment and intangible assets recorded as amortization or cost of sales from continuing operations for fiscal 2014 compared to fiscal 2013. Intangible assets are comprised of patents, licenses and acquired technology.

	For the Fiscal Year Ended (in millions)
	Included in Amortization			Included in Cost of sales
	March 1, 2014	March 2, 2013	Change	March 1, 2014	March 2, 2013	Change
Property, plant and equipment	$321	$402	$(81)	$211	$319	$(108)
Intangible assets	285	312	(27)	453	874	(421)
Total	$606	$714	$(108)	$664	$1,193	$(529)
Amortization
Amortization expense relating to certain property, plant and equipment and intangible assets decreased by $108 million to $606 million for fiscal 2014, compared to $714 million for fiscal 2013. The decrease in amortization expense reflected the lower cost base of LLA as a result of the Q3 Fiscal 2014 LLA Impairment Charge, as well as reduced spending on capital assets, partially offset by certain property, plant and equipment and intangible asset additions made over the last four quarters.
Cost of sales
Amortization expense relating to certain property, plant and equipment and intangible assets employed in the Company’s manufacturing operations and BlackBerry service operations decreased by $529 million to $664 million for fiscal 2014, compared to $1.2 billion for fiscal 2013. This decrease primarily reflected the impact of amortizing intangible assets over lower shipment volumes and the lower cost base of LLA as a result of the Q3 Fiscal 2014 LLA Impairment Charge recorded in fiscal 2014. The decrease was partially offset by renewed or amended licensing agreements and certain property, plant and equipment asset additions made over the prior four quarters.
Impairment of Long-Lived Assets
During fiscal 2014, the Company performed an LLA impairment test and based on the results of that test, the Company recorded the Q3 Fiscal 2014 LLA Impairment Charge of approximately $2.7 billion.
Impairment of Goodwill
Due to business conditions and a continued significant decline in the Company’s market capitalization, the Company concluded that goodwill impairment indicators existed and an interim goodwill impairment assessment was required for the first quarter of fiscal 2013. The Company used a two-step impairment test to identify potential goodwill impairment and measured the amount of the goodwill impairment loss to be recognized. As a result of the test performed, the Company recorded the 2013 Goodwill Impairment Charge of $335 million, which eliminated the remaining carrying value of its goodwill, and reported this amount as a separate line item in the consolidated statements of operations. The Company’s share price and control premium are significant factors in assessing the Company’s fair value for purposes of the goodwill impairment assessment. The Company’s share price can be affected by, among other things, changes in industry or market conditions, including the effect of

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

competition, changes in the Company’s results of operations, and changes in the Company’s forecasts or market expectations relating to future results.
Investment Income
Investment income decreased by $36 million to a loss of $21 million in fiscal 2014, from a gain of $15 million in fiscal 2013. The decrease primarily reflected interest costs associated with the Debentures, certain one-time gains recorded in fiscal 2013 not repeated in fiscal 2014, recognition of the Company's portion of investment losses in its equity-based investments and the decreases in the Company's average cash and investment balances and yield. The decrease was partially offset by the accrual of interest income for other tax matters.
Income Taxes
For fiscal 2014, the Company’s income tax recovery from continuing operations was $1.3 billion, resulting in an effective income tax recovery rate of approximately 18.2%, compared to income tax recovery of $592 million and an effective income tax rate of approximately 48.5% for the prior fiscal year. The Company's effective income tax recovery rate reflects the geographic mix of earnings in jurisdictions with different tax rates. The Company's lower effective income tax recovery rate in fiscal 2014 primarily reflected certain charges related to the Q3 Fiscal 2014 LLA Impairment Charge resulting in the recognition of a deferred tax valuation allowance, which is more fully described below.
The Company regularly assesses the need for a valuation allowance against its deferred tax assets. In making that assessment, the Company considers both positive and negative evidence related to the likelihood of realization of the deferred tax assets to determine, based on the weight of available evidence, whether it is more-likely-than-not that some or all of the deferred tax assets will be realized. In evaluating the need for a valuation allowance, the Company noted that there were significant increases in deductible temporary differences in the third quarter of fiscal 2014 in relation to the Q3 Fiscal 2014 LLA Impairment Charge, which was not currently deductible for tax purposes. In addition, the Company had three years of cumulative losses for fiscal 2014. As a result, the Company was unable to recognize the benefit relating to a significant portion of deferred tax assets that arose in fiscal 2014, which resulted in a $783 million valuation allowance against its deferred tax assets. The deferred tax recovery was partially offset by this deferred tax valuation allowance of $781 million and included in the income tax provision in fiscal 2014. This accounting treatment has no effect on the Company’s actual ability to utilize deferred tax assets to reduce future cash tax payments. The Company will continue to assess the likelihood that the deferred tax assets will be realizable at each reporting period and the valuation allowance will be adjusted accordingly.
During the third quarter of fiscal 2014, the Company took steps to accelerate the receipt of a portion of the tax refund to which it was entitled. The Canadian federal and Ontario provincial Ministers of Finance had indicated to the Company that they would be prepared to recommend measures such that the acceleration would not jeopardize the Company's potential entitlement to the balance of its tax refund. The Company's actions resulted in a November 3, 2013 taxation year end, which triggered the entitlement to the accrued tax refund of $696 million, which the Company received in the third quarter of fiscal 2014. In December 2013, Remission Orders were made by the Canadian federal and Ontario provincial governments which preserved the Company's ability to carry back losses for the balance of fiscal 2014 and for fiscal 2015 on the same basis as without the November 3, 2013 taxation year end. The tax provision included the impact of the Remission Orders in accordance with ASC 740 because they were made in the fourth quarter.
Given the change in the Company's financial circumstances in the third quarter of fiscal 2014, the Company provided for foreign withholding taxes of $32 million that would apply on the distribution of the earnings of its non-Canadian subsidiaries.
Net Loss
The Company’s net loss from continuing operations for fiscal 2014 was $5.9 billion or $11.18 per share (basic and diluted), reflecting an increase in net loss of $5.2 billion compared to net loss from continuing operations of $628 million, or $1.20 per share (basic and diluted) in fiscal 2013. The increase in net loss from continuing operations included the impact in fiscal 2014 and 2013 of:
Fiscal 2014

•	the Q3 Fiscal 2014 LLA Impairment Charge;

•	the Q3 Fiscal 2014 Inventory Charge;

•	the Z10 Inventory Charge;

•	the Q4 Fiscal 2014 Debentures Fair Value Adjustment;

•	restructuring charges of approximately $398 million, after tax, related to the Company’s CORE program and strategic review process; and

•	the Q4 Fiscal 2014 Inventory Recovery.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Fiscal 2013

•	an income tax benefit of $166 million related to the settlement of uncertain tax positions, including related interest and foreign exchange gains;

•	the 2013 Goodwill Impairment Charge; and

•	approximately $151 million, after-tax, of restructuring charges related to the Company's CORE program in fiscal 2013.
Excluding the above items, the Company's net loss increased by $394 million compared to fiscal 2013, which reflected a decrease in the Company’s gross margin, partially offset by an increase in the recovery of income taxes and a reduction in operating expenditures. The decrease in the Company's consolidated gross margin was primarily due to decreases in service revenue and the number of devices for which revenue was recognized compared to fiscal 2013 and also reflected the Company's fixed costs being allocated over lower shipment volumes. Hardware revenues have lower gross margins than the Company’s consolidated gross margin. Service revenues earn higher gross margins than sales of handheld devices.
The weighted average number of shares outstanding was 525 million common shares for basic and diluted loss per share for the fiscal year ended March 1, 2014 and 524 million common shares for both basic and diluted loss per share for the fiscal year ended March 2, 2013.

Results of Operations - Three months ended February 28, 2015 compared to the three months ended March 1, 2014
The following table sets forth certain unaudited consolidated statement of operations data, which is expressed in millions of dollars, except for share and per share amounts and as a percentage of revenue, for the three months ended February 28, 2015 and March 1, 2014:

	For the Three Months Ended (in millions, except for share and per share amounts)
	February 28, 2015		March 1, 2014		Change
Revenue	660	100.0%	976	100.0%	(316)
Gross margin (1)(2)	318	48.2%	553	56.7%	(235)
Operating expenses (1)(2)	424	64.2%	1,090	111.7%	(666)
Investment income (loss), net (1)	105	15.9%	(20)	(2.0)%	125
Loss before income taxes	(1)	(0.1)%	(557)	(57.0)%	556
Recovery of income taxes	(29)	(4.4)%	(134)	(13.7)%	105
Net income (loss)	$28	4.3%	$(423)	(43.3)%	$451
Earnings (loss) per share - reported
Basic	$0.05		$(0.80)		$0.85
Diluted	$0.05		$(0.80)		$0.85
Weighted-average number of shares outstanding (000’s)
Basic	528,685		526,374
Diluted	543,556		526,374
_________________________

(1)	See “Non-GAAP Financial Measures” for the impact of the Q4 Fiscal 2015 Non-GAAP Adjustments on gross margin, operating expenses and investment income (loss), net in the fourth quarter of fiscal 2015.

(2)	See “Non-GAAP Financial Measures” for the impact of the Q4 Fiscal 2014 Non-GAAP Adjustments on gross margin and operating expenses in the fourth quarter of fiscal 2014.

Revenue

Revenue from operations for the fourth quarter of fiscal 2015 was $660 million, a decrease of approximately $316 million, or 32.4%, from $976 million in the fourth quarter of fiscal 2014.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparative breakdowns of the significant revenue categories are set forth in the following table:

	For the Three Months Ended (in millions)
	February 28, 2015		March 1, 2014		Change
BlackBerry handheld devices recognized	1.3		1.3		—	—%

Revenue
Hardware	$274	41.5%	$358	36.7%	$(84)	(23.5)%
Service	309	46.8%	548	56.2%	(239)	(43.6)%
Software	67	10.2%	56	5.7%	11	19.6%
Other	10	1.5%	14	1.4%	(4)	(28.6)%
	$660	100.0%	$976	100.0%	$(316)	(32.4)%
Revenue by Geography
North America	$205	31.0%	$297	30.4%	$(92)	(31.0)%
Europe, Middle East and Africa	283	42.9%	412	42.2%	(129)	(31.3)%
Latin America	60	9.1%	127	13.0%	(67)	(52.8)%
Asia Pacific	112	17.0%	140	14.4%	(28)	(20.0)%
	$660	100.0%	$976	100.0%	$(316)	(32.4)%
Revenue by Category
Hardware Revenue
Hardware revenue was $274 million, or 41.5% of revenue, in the fourth quarter of fiscal 2015, compared to $358 million, or 36.7% of revenue, in the fourth quarter of fiscal 2014, representing a decrease of $84 million or 23.5%. The Company recognized revenue related to approximately 1.3 million BlackBerry handheld devices in the fourth quarter of fiscal 2015, consistent with approximately 1.3 million BlackBerry handheld devices recognized in the fourth quarter of fiscal 2014. Approximately 66% of the devices recognized in the fourth quarter of fiscal 2015 were BlackBerry 10 devices. The Company believes that the significant decrease in hardware revenue over the prior fiscal year was primarily attributable to the reduction in the average selling prices of its devices.
For a discussion of the Company's revenue recognition policies and critical accounting estimates, see the section entitled “Accounting Policies and Critical Accounting Estimates - Accounting Policies” and “Accounting Policies and Critical Accounting Estimates - Critical Accounting Estimates - Revenue Recognition.”
During the fourth quarter of fiscal 2015, approximately 1.6 million BlackBerry smartphones were sold through to end customers, which included shipments made and recognized prior to the fourth quarter of fiscal 2015 and which reduced the Company's inventory in channel. The number of BlackBerry smartphones that were sold through to end customers was 1.9 million in the third quarter of fiscal 2015 and 3.4 million in the fourth quarter of fiscal 2014.
Service Revenue
Service revenue decreased by $239 million, or 43.6%, to $309 million, or 46.8% of revenue, in the fourth quarter of fiscal 2015, compared to $548 million, or 56.2% of revenue, in the fourth quarter of fiscal 2014. Service revenue in the fourth quarter of fiscal 2015 included approximately $8 million in cash payments received from carrier partners in Argentina for service revenue previously deferred.
The decrease in service revenue is primarily attributable to a lower number of BlackBerry users compared to the fourth quarter of fiscal 2014 and also reflects the Q4 Fiscal 2015 Argentina Service Revenue Deferral, described in the section above entitled “Fiscal 2015 Summary Results of Operations - Financial Highlights - Argentina Service Revenue”. The year-over-year decrease also resulted from a continued shift in the mix of the Company’s customers from higher-tiered unlimited plans to prepaid and lower-tiered plans as well as pricing reduction programs implemented by the Company to maintain the customer base.
Foreign currency restrictions in Argentina have led to the deterioration of collections from carriers to whom the Company provides services in that country. As a result, the Company recorded the Q4 Fiscal 2015 Argentina Service Revenue Deferral of approximately $9 million in the fourth quarter of fiscal 2015.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Service revenues for the fourth quarter of fiscal 2015 decreased by approximately 16% compared to the third quarter of fiscal 2015.
Software Revenue
Software revenue increased by $11 million, or 19.6%, to $67 million, or 10.2% of revenue, in the fourth quarter of fiscal 2015, compared to $56 million, or 5.7% of revenue, in the fourth quarter of fiscal 2014. This increase was primarily attributable to an increase in client access license fees and revenue from QNX, partially offset by a decrease in technical support revenue. Software revenue for the fourth quarter of fiscal 2015 includes amounts recognized from BES10 and BES12.
Other Revenue
Other revenue decreased by $4 million or 28.6%, to $10 million in the fourth quarter of fiscal 2015 compared to $14 million in the fourth quarter of fiscal 2014. The decrease was primarily attributable to decreases in non-warranty repair and accessory revenues.
Gross Margin
Gross margin decreased by $235 million, or 42.5%, to $318 million, or 48.2% of revenue, in the fourth quarter of fiscal 2015, compared to $553 million, or 56.7% of revenue, in the fourth quarter of fiscal 2014. Excluding the relevant Q4 Fiscal 2015 Non-GAAP Adjustments and Q4 Fiscal 2014 Non-GAAP Adjustments, gross margin decreased by $102 million to $319 million, or 48.3% of revenue.
The $102 million decrease in gross margin was primarily attributable to a reduction in service revenue due to a lower number of BlackBerry users and lower revenue from those users, which was partially offset by an increase in handheld margin. Generally, service revenues earn higher gross margins than sales of handheld devices and hardware revenues have lower gross margins than the Company’s overall gross margin.
Operating Expenses
The table below presents a comparison of research and development, selling, marketing and administration, and amortization expenses for the quarter ended February 28, 2015, compared to the quarter ended November 29, 2014 and the quarter ended March 1, 2014. The Company believes that it is meaningful to also provide a comparison between the fourth quarter of fiscal 2015 and the third quarter of fiscal 2015 given that the Company’s quarterly operating results vary substantially.

	For the Three Months Ended (in millions)
	February 28, 2015		November 29, 2014		March 1, 2014
		% of Revenue		% of Revenue		% of Revenue
Revenue	$660		$793		$976
Operating expenses
Research and development(1)(2)(3)	134	20.3%	154	19.4%	246	25.2%
Selling, marketing and administration(1)(2)(3)	172	26.1%	171	21.6%	355	36.4%
Amortization	68	10.3%	74	9.3%	107	11.0%
Debentures fair value adjustment(1)(2)(3)	50	7.6%	150	18.9%	382	39.1%
Total	$424	64.3%	$549	69.2%	$1,090	111.7%

(1)	See “Non-GAAP Financial Measures” for the impact of the Q4 Fiscal 2015 Non-GAAP Adjustments on operating expenses in the fourth quarter of fiscal 2015.

(2)	See “Non-GAAP Financial Measures” for the impact of the Q4 Fiscal 2014 Non-GAAP Adjustments on operating expenses in the fourth quarter of fiscal 2014.

(3)
In the third quarter of fiscal 2015, the Company recorded a non-cash charge associated with a change in the fair value of the Debentures of approximately $150 million, as well as CORE program charges of approximately $4 million and $1 million in research and development and selling, marketing and administration expenses, respectively (the “Q3 Fiscal 2015 Non-GAAP Adjustments”).

Operating expenses decreased by $125 million, or 22.8%, to $424 million, or 64.3% of revenue, in the fourth quarter of fiscal 2015, compared to $549 million, or 69.2% of revenue, in the third quarter of fiscal 2015. Excluding the impact of the relevant Q4 Fiscal 2015 Non-GAAP Adjustments and Q3 Fiscal 2015 Non-GAAP Adjustments, operating expenses decreased by $77

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

million, or 19.5%. The decrease was primarily attributable to decreases in salaries and benefit costs due to a reduction in headcount related to the CORE program, as well as marketing and advertising costs and maintenance expense.
Operating expenses decreased by $666 million, or 61.1%, to $424 million, or 64.3% of revenue, in the fourth quarter of fiscal 2015, compared to $1.1 billion or 111.7% of revenue, in the fourth quarter of fiscal 2014. Excluding the impact of the relevant Q4 Fiscal 2015 Non-GAAP Adjustments and Q4 Fiscal 2014 Non-GAAP Adjustments, operating expenses decreased by $260 million, or 45.1%. This decrease was primarily attributable to decreases in salaries and benefits due to a reduction in headcount related to the CORE program, as well as marketing and advertising costs and amortization expense.
Research and Development Expense
Research and development expenses decreased by $112 million, or 45.5% to $134 million in the fourth quarter of fiscal 2015 compared to $246 million in the fourth quarter of fiscal 2014. Excluding the impact of the relevant Q4 Fiscal 2015 Non-GAAP Adjustments and Q4 Fiscal 2014 Non-GAAP Adjustments, research and development expenses decreased by $97 million, or 43.1%. This decrease was primarily attributable to decreases in salaries and benefits costs due to a reduction in headcount related to the CORE program and materials and facilities costs.
Selling, Marketing and Administration Expenses
Selling, marketing and administration expenses decreased by $183 million, or 51.5% to $172 million in the fourth quarter of fiscal 2015 compared to $355 million in the fourth quarter of fiscal 2014. Excluding the impact of the relevant Q4 Fiscal 2015 Non-GAAP Adjustments and Q4 Fiscal 2014 Non-GAAP Adjustments, selling, marketing and administration expenses decreased by $124 million, or 50.6%. This decrease was primarily attributable to decreases in foreign exchange expenses, and marketing and advertising costs, as well as salaries and benefit costs due to a reduction in headcount related to the CORE program.
Amortization Expense
The table below presents a comparison of amortization expense relating to property, plant and equipment and intangible assets recorded as amortization or cost of sales for the quarter ended February 28, 2015 compared to the quarter ended March 1, 2014. Intangible assets are comprised of intellectual property and acquired technology.

	For the Three Months Ended (in millions)
	Included in Amortization			Included in Cost of sales
	February 28, 2015	March 1, 2014	Change	February 28, 2015	March 1, 2014	Change
Property, plant and equipment	$23	$51	$(28)	$16	$16	$—
Intangible assets	45	56	(11)	78	80	(2)
Total	$68	$107	$(39)	$94	$96	$(2)
Amortization
Amortization expense relating to certain property, plant and equipment and certain intangible assets decreased by $39 million to $68 million for the fourth quarter of fiscal 2015 compared to $107 million for the fourth quarter of fiscal 2014. The decrease in amortization expense reflects the lower cost base of assets as a result of the Real Estate Sale and additional asset sales, as well as reduced spending on capital and intangible assets, partially offset by certain property, plant and equipment and intangible asset additions in the fourth quarter of fiscal 2015.
Cost of sales
Amortization expense relating to certain property, plant and equipment and certain intangible assets employed in the Company’s manufacturing operations and BlackBerry service operations decreased slightly by $2 million to $94 million for the fourth quarter of fiscal 2015 compared to $96 million for the fourth quarter of fiscal 2014.
Investment Income (Loss), Net
Investment income increased by $125 million to $105 million in the fourth quarter of fiscal 2015 from a loss of $20 million in the fourth quarter of fiscal 2014. The increase in investment income is primarily attributable to the Rockstar Sale, gains on the

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

sale of certain investments, and increases in the Company's average cash and investment balances, which were partially offset by interest costs associated with the Debentures. See “Financial Condition - Liquidity and Capital Resources” below.
Income Taxes
For the fourth quarter of fiscal 2015, the Company’s net effective income tax expense rate was approximately 2900%, compared to approximately 24% for the same period in the prior fiscal year. The Company’s net effective income tax recovery rate reflects the fact that the Company expects an income tax recovery of its cash tax paid in fiscal 2012 due to an anticipated loss carryback of its fiscal 2015 anticipated tax loss. That current tax recovery will be limited to fiscal 2012 cash tax paid not previously recovered. The Company’s income tax recovery rate also reflects the fact that the Company has a significant valuation allowance in place against its deferred tax assets, and in particular, due to this valuation allowance, the significant income statement impact of the Debentures fair value was offset by a corresponding adjustment of the valuation allowance. The Company’s net effective income tax recovery rate also reflects the geographic mix of earnings in jurisdictions with different income tax rates. See also “Results of Operations - Fiscal year ended February 28, 2015 compared to fiscal year ended March 1, 2014 - Income Taxes - RSU Trust Share Sale” in this MD&A.
Net Income
The Company’s net income for the fourth quarter of fiscal 2015 was $28 million, or $0.05 basic and diluted earnings per share on a GAAP basis, reflecting an increase in net income of $451 million compared to a net loss from continuing operations of $423 million, or $0.80 basic and diluted loss per share, in the fourth quarter of fiscal 2014. Excluding the impact of the relevant Q4 Fiscal 2015 Non-GAAP Adjustments and Q4 Fiscal 2014 Non-GAAP Adjustments, the Company's net income was $20 million compared to a net loss of $42 million, reflecting an increase in net income of $62 million due to a reduction in operating expenditures, which was partially offset by decreases in the recovery of income taxes and the Company's gross margin.
The weighted average number of shares outstanding was 529 million common shares for basic earnings per share and 544 million common shares for diluted earnings per share for the fourth quarter of fiscal 2015. The weighted average number of shares outstanding was 526 million common shares for basic and diluted loss per share for the fourth quarter of fiscal 2014.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Selected Quarterly Financial Data
The following table sets forth the Company’s unaudited quarterly consolidated results of operations data for each of the eight most recent quarters, including the quarter ended February 28, 2015. The information in the table below has been derived from the Company’s unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements of the Company and include all adjustments necessary for a fair presentation of information when read in conjunction with the audited consolidated financial statements of the Company. The Company’s quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of results for any future quarter.

	(in millions, except per share data)
	Fiscal Year 2015				Fiscal Year 2014
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Revenue	$660	$793	$916	$966	$976	$1,193	$1,573	$3,071
Gross margin	318	410	425	451	553	(1,264)	(374)	1,042
Operating expenses	424	549	623	431	1,090	3,761	1,058	1,211
Loss before income taxes	(1)	(160)	(218)	(6)	(557)	(5,025)	(1,438)	(164)
Provision for (recovery of) income taxes	(29)	(12)	(11)	(29)	(134)	(624)	(473)	(80)
Net income (loss)	$28	$(148)	$(207)	$23	$(423)	$(4,401)	$(965)	$(84)

Earnings (loss) per share
Basic and diluted earnings (loss) per share	$0.05	$(0.28)	$(0.39)	$0.04	$(0.80)	$(8.37)	$(1.84)	$(0.16)

Research and development	$134	$154	$186	$237	$246	$322	$360	$358
Selling, marketing and administration	172	171	195	400	355	548	527	673
Amortization	68	74	75	81	107	148	171	180
Impairment of long-lived assets	—	—	—	—	—	2,748	—	—
Debentures fair value adjustment	50	150	167	(287)	382	(5)	—	—
Operating expenses	$424	$549	$623	$431	$1,090	$3,761	$1,058	$1,211

Financial Condition
Liquidity and Capital Resources
Cash, cash equivalents, and investments increased by $608 million to $3.3 billion as at February 28, 2015 from $2.7 billion as at March 1, 2014, primarily as a result of the receipt of the Company's fiscal 2014 Canadian income tax refund, the Rockstar Sale, the RSU Trust Share Sale, and proceeds from the Real Estate Sale, which were partially offset by net changes in working capital and cash used in investing activities. The majority of the Company’s cash, cash equivalents, and investments are denominated in U.S. dollars as at February 28, 2015.
A comparative summary of cash, cash equivalents, and investments is set out below:

	As at (in millions)
	February 28, 2015	March 1, 2014	Change
Cash and cash equivalents	$1,233	$1,579	$(346)
Restricted cash	59	—	59
Short-term investments	1,658	950	708
Long-term investments	316	129	187
Cash, cash equivalents, and investments	$3,266	$2,658	$608

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

The table below summarizes the current assets, current liabilities, and working capital of the Company:

	As at (in millions)
	February 28, 2015	March 1, 2014	Change
Current assets	$4,167	$4,848	$(681)
Current liabilities	1,363	2,268	(905)
Working capital	$2,804	$2,580	$224
Current Assets
The decrease in current assets of $681 million at the end of fiscal 2015 from the end of fiscal 2014 was primarily due to decreases in accounts receivable of $469 million, cash and cash equivalents of $346 million, income taxes receivable of $204 million and other current assets of $130 million, which were partially offset by an increase in short term investments of $708 million.
At February 28, 2015, accounts receivable was $503 million, a decrease of $469 million from March 1, 2014. The decrease reflects the lower revenues recognized during fiscal 2015, as well as a decrease in days sales outstanding to approximately 69 days in the fourth quarter of fiscal 2015 from approximately 111 days at the end of fiscal 2014. Further, the decrease in accounts receivable and days sales outstanding was impacted by favourable collection terms on certain sales contracts, cash collected in relation to the Venezuela Collection Agreement and cash payments received for service revenue previously deferred in relation to the Argentina Settlement Agreements.
At February 28, 2015, income taxes receivable was $169 million, a decrease of $204 million from March 1, 2014. The decrease in income taxes receivable was due to the receipt of the Company's 2014 Canadian income tax refund of $413 million, partially offset by the current income tax recovery recorded.
At February 28, 2015, other current assets was $375 million, a decrease of $130 million from March 1, 2014. The decrease in other current assets was due to the recognition of previously deferred cost of goods sold, upon recognition of the related deferred revenue, partially offset by an increase in the fair value of derivative instruments.
At February 28, 2015, inventories decreased by $122 million to $122 million compared to $244 million as at March 1, 2014, due to devices shipped in fiscal 2015.
Current Liabilities
The decrease in current liabilities of $905 million at the end of fiscal 2015 from the end of fiscal 2014 was primarily due to decreases in accrued liabilities, accounts payable and deferred revenue. As at February 28, 2015, accrued liabilities were $658 million, reflecting a decrease of $556 million compared to March 1, 2014, which was primarily attributable to decreases in vendor liabilities, accrued carrier rebates, warranty liabilities and marketing accruals compared to the fourth quarter of fiscal 2014. Accounts payable was $235 million as at February 28, 2015, reflecting a decrease of $239 million from March 1, 2014, which was primarily attributable to the payment of amounts owing to contract manufacturers for the repurchase of inventory, as well as a reduction in purchase orders and inventory purchases. Deferred revenue was $470 million, which reflects a decrease of $110 million compared to March 1, 2014 due to an increase in the volume of transactions that met the criteria for recognition of revenue as at February 28, 2015.
Cash flows for the fiscal year ended February 28, 2015 compared to the fiscal year ended March 1, 2014 were as follows:

	For the Fiscal Year Ended (in millions)
	February 28, 2015	March 1, 2014	Change
Net cash flows provided by (used in):
Operating activities	$813	$(159)	$972
Investing activities	(1,173)	(1,040)	(133)
Financing activities	16	1,224	(1,208)
Effect of foreign exchange gain (loss) on cash and cash equivalents	(2)	5	(7)
Net increase (decrease) in cash and cash equivalents	$(346)	$30	$(376)

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Activities
The increase in net cash flows provided by operating activities of $972 million primarily reflects the Company's lower amount of net loss, offset by net changes in working capital.
Investing Activities
During the fiscal year ended February 28, 2015, cash flows used in investing activities were $1.2 billion and included cash flows used in transactions involving the proceeds on sale or maturity of short-term investments and long-term investments, net of the costs of acquisitions, in the amount of $894 million, intangible asset additions of $421 million, business acquisitions of $119 million, acquisitions of property, plant and equipment of $87 million, partially offset by proceeds on the sale of property, plant and equipment of $348 million. For the same period of the prior fiscal year, cash flows used in investing activities were $1.0 billion and included intangible asset additions of $1.1 billion, property, plant and equipment additions of $283 million and business acquisitions of $7 million, offset by cash flows used in transactions involving the proceeds on sale or maturity of short-term investments and long-term investments, net of the costs of acquisitions, in the amount of $281 million.
During the fiscal year ended February 28, 2015, the additions to intangible assets primarily consisted of payments relating to amended or renewed licensing agreements, acquired technology and in-process research and development from business acquisitions, as well as agreements with third parties for the use of intellectual property, software, messaging services and other BlackBerry related features. The decrease in property, plant and equipment spending for fiscal 2015 was primarily due to the cost saving initiatives of the CORE program.
Financing Activities
The decrease in cash flows provided by financing activities was $1.2 billion for fiscal 2015 and was primarily attributable to the receipt in fiscal 2014 of $1.25 billion from the issuance of the Debentures and to the restricted cash used to collateralize letters of credit during fiscal 2015 as described in Note 3 to the Consolidated Financial Statements, which was partially offset by an increase in the sale of treasury stock and tax deficiencies related to stock-based compensation.

Aggregate Contractual Obligations
The following table sets out aggregate information about the Company’s contractual obligations and the periods in which payments are due as at February 28, 2015:

	(in millions)
	Total	Less than One Year	One to Three Years	Four to Five Years	Greater than Five Years
Operating lease obligations	$179	$42	$67	$44	$26
Purchase obligations and commitments	697	634	63	—	—
Long-term debt interest and principal payments	428	75	150	150	53
Total	$1,304	$751	$280	$194	$79
Aggregate contractual obligations amounted to approximately $1.3 billion as at February 28, 2015, including purchase orders with contract manufacturers in the amount of $394 million. The Company also has commitments on account of capital expenditures of approximately $2 million included in this total, primarily for manufacturing and information technology, including service operations. The remaining balance consists of purchase orders or contracts with suppliers of raw materials, as well as other goods and services utilized in the operations of the Company, including payments on account of licensing agreements. Total aggregate contractual obligations as at February 28, 2015 decreased by $599 million as compared to the March 1, 2014 balance of approximately $1.9 billion, which was primarily attributable to a decrease in purchase orders with contract manufacturers and payments on account of licensing agreements, as well as a decrease in interest payments on the Debentures, and operating lease commitments.
Debenture Financing and Other Funding Sources
Please see Note 10 to the Consolidated Financial Statements for a description of the Debentures.
The Company has $59 million in collateralized outstanding letters of credit in support of certain leasing arrangements entered into in the ordinary course of business. Please see Note 3 to the Consolidated Financial Statements for further information concerning the Company's restricted cash.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cash, cash equivalents, and investments were $3.3 billion as at February 28, 2015. The Company's management remains focused on maintaining appropriate cash balances, efficiently managing working capital balances and managing the liquidity needs of the business. In addition, the Company continues to pursue opportunities to attain further cost savings in the coming fiscal quarters. Based on its current financial projections, the Company believes its financial resources, together with expected future operating cash generating and operating expense reduction activities and access to other potential financing arrangements, should be sufficient to meet funding requirements for current financial commitments and future operating expenditures not yet committed, and should provide the necessary financial capacity for the foreseeable future. The Company expects to maintain its strong cash position.
The Company does not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K under the
Securities Exchange Act of 1934, as amended, or under applicable Canadian securities laws.
Legal Proceedings
The Company is involved in litigation in the normal course of its business, both as a defendant and as a plaintiff.  Management reviews all of the relevant facts for each claim and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where a potential loss is considered probable and the amount is reasonably estimable, provisions for loss are made based on management’s assessment of the likely outcome. Where a range of loss can be reasonably estimated with no best estimate in the range, the Company records the minimum amount in the range. The Company does not provide for claims for which the outcome is not determinable or claims for which the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.
As of February 28, 2015, there are no claims outstanding for which the Company has assessed the potential loss as both probable to result and reasonably estimable, therefore no accrual has been made.  Please see Note 14 (Commitments and Contingencies) to the Consolidated Financial Statements for a further discussion of the Company’s legal matters.

Market Risk of Financial Instruments
The Company is engaged in operating and financing activities that generate risk in three primary areas:
Foreign Exchange
The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the U.S. dollar. The majority of the Company’s revenues in fiscal 2015 were transacted in U.S. dollars. Portions of the revenues were denominated in Canadian dollars, Euros and British Pounds. Purchases of raw materials are primarily transacted in U.S. dollars. Other expenses, consisting mainly of salaries, certain operating costs and manufacturing overhead are incurred primarily in Canadian dollars. At February 28, 2015, approximately 26% of cash and cash equivalents, 30% of accounts receivables and 13% of accounts payable were denominated in foreign currencies (March 1, 2014 – 35%, 26% and 12%, respectively). These foreign currencies primarily include the Canadian dollar, Euro and British Pound. As part of its risk management strategy, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments, including currency forward contracts and currency options. The Company does not use derivative instruments for speculative purposes. Please see Note 5 to the Consolidated Financial Statements for information concerning the Company's foreign currency hedging activities.
Interest Rate
Cash and cash equivalents and investments are invested in certain instruments of varying maturities. Substantially all of these investments carry fixed interest rates. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities and fixed interest rates. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company has also issued the Debentures with a fixed interest rate. Consequently, the Company is exposed to interest rate risk as a result of the long term of the Debentures. The fair value of the Debentures will fluctuate with changes in prevailing interest rates. The Company does not currently utilize interest rate derivative instruments to hedge its investment portfolio.
Credit and Customer Concentration
The Company has historically been dependent on an increasing number of significant telecommunication carriers and distribution partners and on larger more complex contracts with respect to sales of the majority of its products and services. The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts (“AFDA”) that corresponds to the specific credit risk of its customers, historical trends and economic circumstances. The AFDA as at February 28, 2015 was $10 million (March 1, 2014 - $17 million). There were no customers that comprised more than 10% of accounts receivable as at

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

February 28, 2015 (March 1, 2014 – no customers that comprised more than 10%). Additionally, there were no customers that comprised more than 10% of the Company’s revenue in fiscal 2015 (fiscal 2014 – no customers that comprised more than 10%; fiscal 2013 – no customers that comprised more than 10%). During fiscal 2015, the percentage of the Company's receivable balance that was past due increased by 8% compared to the fourth quarter of fiscal 2014. Although the Company actively monitors and attempts to collect on its receivables as they become due, the risk of further delays or challenges in obtaining timely payments from its carrier and distributor partners of receivables exists. The occurrence of such delays or challenges in obtaining timely payments could negatively impact the Company's liquidity.
Market values are determined for each individual security in the investment portfolio. The Company assesses declines in the value of individual investments for impairment to determine whether the decline is other-than-temporary. The Company makes this assessment by considering available evidence including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition, the near-term prospects of the individual investment and the Company’s ability and intent to hold the debt securities to maturity. The Company did not record any other-than-temporary impairment charges for the fiscal year ended February 28, 2015.
Please see Note 5 to the Consolidated Financial Statements for additional information regarding the Company's credit risk as it pertains to its foreign exchange derivative counterparties.
Disclosure Controls and Procedures and Internal Controls
Disclosure Controls and Procedures
As of February 28, 2015, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and its Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Exchange Act. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of such date, the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the U.S. Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
Management’s Report on Internal Control Over Financial Reporting
Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) under the U.S. Exchange Act as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Board, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•
provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisitions, use or dispositions of the Company’s assets that could have a material effect on the Company’s financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of the Company’s internal control over financial reporting as of February 28, 2015. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its Internal Control-Integrated Framework (2013). Based on this assessment, management believes that, as of February 28, 2015, the Company’s internal control over financial reporting was effective.
The Company’s independent auditors have issued an audit report on the Company’s internal control over financial reporting. This report is included with the Consolidated Financial Statements.
Changes in Internal Control Over Financial Reporting
During the fiscal year ended February 28, 2015, no changes were made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.